Dear Shareholders,

You are invited to attend the 173rd Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the World Trade and Convention Centre in Halifax, Nova Scotia, at 10:00 a.m. (Atlantic Standard Time) on Tuesday, March 1, 2005. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.

The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the information in the Management Proxy Circular, and then vote as soon as possible. We look forward to your participation.

We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.

Sincerely,

/s/ Arthur Scace	/s/ Rick Waugh

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

NOTICE OF 173RD ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 1, 2005
at	10:00 a.m. (Atlantic Standard Time)
at the	World Trade and Convention Centre Port Royal Room 1800 Argyle Street Halifax, Nova Scotia

for the following purposes:

•	to receive the financial statements for the fiscal year ended October 31, 2004 and the Auditors’ Report on the statements;

•	to elect directors;

•	to appoint auditors;

•	to consider certain proposals submitted by shareholders (included in Appendix 1 of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.

As of the record date, January 11, 2005, there were 1,003,352,481 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or
1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than February 28, 2005, 5:00 p.m. Eastern Standard Time.

By order of the Board
/s/ Deborah Alexander
Toronto, Ontario, Canada January 11, 2005	Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2005, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must complete and return an enclosed interim report request form. If you do not return this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report box at the bottom of the form of proxy. If you mark the Annual Report box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

Table of Contents

Management Proxy Circular

Part I — Voting

Who Can Vote	1
Voting in Person	1
Voting by Proxy	1
Beneficial Owners (Non-registered Holders)	2
Votes Required for Approval	3
Solicitation of Proxies	3

Part II — Business of the Meeting

Financial Statements	3
Election of Directors	3
Appointment of Auditors	9
Shareholder Proposals	9

Part III — Corporate Governance

Statement of Corporate Governance Practices	9
Committee Reports	10
Audit and Conduct Review Committee	10
Corporate Governance and Pension Committee	10
Executive and Risk Committee	11
Human Resources Committee	11

Part IV — Compensation and Other Information

Compensation of Directors	12
Human Resources Committee Report on Executive Compensation	17
Executive Compensation	23
Performance Share Units (PSUs)	25
Stock Options	25
Securities Authorized for Issuance under Equity Compensation Plans	26
Retirement Benefits	27
Share Performance Graph	28
Indebtedness of Directors and Executive Officers	29
Directors’ and Officers’ Insurance	30
Normal Course Issuer Bid	30
Additional Documentation	31
Directors’ Approval	31

Appendix 1

Proposals Submitted by Shareholders	32

Appendix 2

Corporate Governance Practices — Summary	39

NOTE: Registered shareholders receive a form of proxy with this Management Proxy Circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy.” Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this Management Proxy Circular; see “Beneficial Owners (Non-registered Holders).”

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of December 31, 2004, unless otherwise indicated.

     This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

Part I — VOTING

WHO CAN VOTE?

One Vote Per Share

January 11, 2005, is the record date to determine the shareholders who are entitled to receive notice of the meeting.

     Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (“Bank common share”) registered in his or her name as of January 11, 2005. If a shareholder transfers some Bank common shares after that date to someone else, and that person becomes a registered shareholder of the Bank, the new shareholder may vote the transferred shares at the meeting, provided he or she has asked the Bank’s transfer agent, Computershare Trust Company of Canada, to include his or her name in the list of shareholders. This request must be made at least 10 days before the meeting.

     As of December 31, 2004, there were 1,005,620,822 Bank common shares outstanding.

     Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the Directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities.

     For more information about voting rights, contact the Secretary of the Bank.

VOTING IN PERSON

Registered shareholders who attend the meeting in Halifax on March 1, 2005, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting.

VOTING BY PROXY

If you do not plan to come to the meeting, you can vote by using the form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are Directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

     If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder

Scotiabank 1

can vote your shares as he or she sees fit (see “Your Proxy Vote”).

     To record your vote, you must return the signed proxy by February 28, 2005, 5:00 p.m. Eastern Standard Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:

100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or
Fax: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:

The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: John Oliver
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920

     The proxy can be revoked if a revocation: (i) is received by (or on) the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.

     If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by February 28, 2005, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly (exactly as your name appears on the proxy form), and delivered it to the transfer agent by February 28, 2005, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

     If you have NOT specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•	FOR the election as Directors of the nominees whose names are set out in this Management Proxy Circular;

•	FOR the appointment of PricewaterhouseCoopers LLP and KPMG LLP as auditors; and

•	AGAINST the shareholders’ proposals described in Appendix 1.

     For more information on any of these matters, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she sees fit. The notice includes all the matters to be presented at the meeting that are known to management as of this date.

Confidentiality

All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS
(NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Scotiabank 2

     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Bank common shares which they beneficially own.

     If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

The Bank’s management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting.

     The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements for the year ended October 31, 2004, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular.

ELECTION OF DIRECTORS

The number of Directors to be elected at the meeting is 15. The term of office of each Director expires at the close of the next Annual Meeting of Shareholders following the election of the Director.

The Proposed Nominees

The following are the nominees proposed for election as Directors of the Bank. All are currently Directors of the Bank. One Director, Mr. Goodrich, is not standing for re-election.

     Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

Scotiabank 3

Table 1 — Slate of Director Nominees

Ronald A. Brenneman, 58 Calgary, Alberta Shares: 24,091 DDSUs: 11,748	Mr. Brenneman is President and Chief Executive Officer of Petro-Canada, an oil and gas company. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman sits on the boards of Petro-Canada and BCE Inc. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College and the new Alberta Children’s Hospital. Mr. Brenneman did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since March 28, 2000
·	Member of: Audit and Conduct Review Committee (and is the Committee’s designated financial expert) and Human Resources Committee
·	Meets Share Ownership Guidelines
·	Independent

C.J. Chen, 59 Singapore Shares: 33,624 DDSUs: 1,269	Mr. Chen is Senior Partner of Rajah & Tann, advocates and solicitors, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. from the University of Singapore. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A.

Mr. Chen sits on the boards of several corporations including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Co. Limited, Wearnes International (1994) Limited, The Bank of Nova Scotia Asia Limited and Scotiatrust (Asia) Limited. In addition, at different times during the period from 2000 to 2004, Mr. Chen served as a director of the following publicly-traded companies: Keppel Hitachi Zosen Limited and Superior Multi-Packaging Ltd.

Scotiabank Board Details:
·	Director since October 30, 1990
·	Member of: Corporate Governance and Pension Committee
·	Meets Share Ownership Guidelines
·	Independent

N. Ashleigh Everett, 48 Winnipeg, Manitoba Shares: 12,308 DDSUs: 6,353	Ms. Everett is President, Corporate Secretary and director of Royal Canadian Securities Limited, whose principal businesses include Domo Gasoline Corporation, Bowring Home and Gift Shops and Royal Canadian Properties Limited. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Manitoba Telecom Services Inc., Canwest Western Independent Producers Fund and Winnipeg Harvest Inc. She is a member of the Young Presidents Organization. Ms. Everett did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since October 28, 1997
·	Member of: Corporate Governance and Pension Committee and Human Resources Committee
·	Meets Share Ownership Guidelines
·	Independent

Scotiabank 4

John C. Kerr, C.M., O.B.C., LL.D., 60 Vancouver, British Columbia Shares: 8,790 DDSUs: 11,125	Mr. Kerr is Chairman of Lignum Investments Ltd., a private investment company and is the former Chairman and Chief Executive Officer of Lignum Ltd. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley.

Mr. Kerr sits on the boards of the Vancouver Foundation and the Council of Forest Industries. Mr. Kerr is involved in the negotiation of softwood lumber agreements with the United States on behalf of the Canadian lumber industry. In addition, at different times during the period from 2000 to 2004, Mr. Kerr served as a director of the following publicly-traded companies: Riverside Forest Products Ltd. and Bombardier Inc.

Scotiabank Board Details:
·	Director since March 30, 1999
·	Member of: Corporate Governance and Pension Committee and Human Resources Committee
·	Meets Share Ownership Guidelines
·	Independent

The Honourable Michael J.L. Kirby, 63 Nepean, Ontario Shares: 2,459 DDSUs: 12,135	Senator Kirby has been a Member of the Senate of Canada, since 1984. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University.

Senator Kirby is the current Chair of the Standing Senate Committee on Social Affairs, Science & Technology and sits on the boards of Brainhunter Inc., CPI Plastics Ltd., Extendicare Inc., Indigo Books and Music Inc., MDC Partners Inc. and Ontario Energy Savings Fund. Senator Kirby is also Vice-Chair of the Accounting Standards Oversight Council. Previously, Senator Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues. In addition, at different times during the period from 2000 to 2004, Senator Kirby served as a director of the following publicly-traded companies: Azure Dynamics Corp., Daedalian Inc., The Goldfarb Corporation, Maxxcom Inc., and Merchant Capital Group Incorporated.

Scotiabank Board Details:
·	Director since March 28, 2000
·	Member of: Audit and Conduct Review Committee (Chair) and Executive and Risk Committee
·	Meets Share Ownership Guidelines
·	Independent

Laurent Lemaire, 65 Warwick, Quebec Shares: 13,322 DDSUs: 0	Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products. He holds a Master’s Degree in Commerce from the University of Sherbrooke and an Honorary Doctorate in Administration.

Mr. Lemaire sits on the boards of Cascades Inc., Junex Inc. and Norampac Inc. Mr. Lemaire did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since March 31, 1987
·	Member of: Executive and Risk Committee and Human Resources Committee
·	Meets Share Ownership Guidelines
·	Independent

Scotiabank 5

John T. Mayberry, 60 Burlington, Ontario Shares: 10,971 DDSUs: 12,839	Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel.

Mr. Mayberry sits on the boards of Inco Limited, CFM Corporation and Decoma International Inc. He is also the Chairman and director of MDS Inc. In addition, at different times during the period from 2000 to 2004, Mr. Mayberry served as a director of the following publicly-traded companies: Dofasco Inc. and United Dominion Inc.

Scotiabank Board Details:
·	Director since March 29, 1994
·	Member of: Executive and Risk Committee (Chair)
·	Meets Share Ownership Guidelines
·	Non-independent due to a prior interlocking corporate relationship with a Bank executive officer

The Honourable Barbara J. McDougall, O.C., 67 Toronto, Ontario Shares: 5,095 DDSUs: 4,103	Mrs. McDougall is an Advisor to Aird & Berlis LLP, barristers and solicitors, in Toronto. She received a B.A. from the University of Toronto. She was first elected to the House of Commons in 1984 and held various government posts, including Secretary of State for External Affairs from 1991 to 1993. Mrs. McDougall has served as a Canadian representative to the Inter-American Dialogue in Washington and The International Crisis Group in Brussels.

Mrs. McDougall sits on the boards of Stelco Inc., Imperial Tobacco Canada Limited, the Independent Order of Foresters and Software Design Group. In addition, during the period from 2000 to 2004, Mrs. McDougall served as a director of Corel Corporation.

Scotiabank Board Details:
·	Director since March 30, 1999
·	Member of: Audit and Conduct Review Committee and Human Resources Committee
·	Meets Share Ownership Guidelines
·	Independent

Elizabeth Parr-Johnston, Ph.D., 65 Chester Basin, Nova Scotia Shares: 9,620 DDSUs: 11,678	Dr. Parr-Johnston is President of Parr Johnston Economic and Policy Consultants. She holds a B.A. from Wellesley College and a M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and educational policy and speaks and writes on higher education in Canada, public policy and general management issues.

Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick (1996-2002) and of Mount Saint Vincent University (1991-1996). She currently sits on several boards, including Emera Incorporated, Nova Scotia Power Incorporated, the Social Research Demonstration Corporation, the Sustainable Technology Development Foundation (Canada) and the Canadian Millennium Scholarship Foundation. In addition, at different times during the period from 2000 to 2004, Dr. Parr-Johnston served as a director of the following publicly-traded companies: Empire Company Limited and FPI Limited.

Scotiabank Board Details:
·	Director since October 26, 1993
·	Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
·	Meets Share Ownership Guidelines
·	Independent

Scotiabank 6

Arthur R.A. Scace, Q.C., 66 Toronto, Ontario Shares: 14,081 DDSUs: 10,018	Mr. Scace is Chairman of the Board. He is also Counsel to McCarthy Tétrault LLP, barristers and solicitors, in Toronto. He has a B.A. from the University of Toronto and Oxford University, a M.A. from Harvard University and LL.B. from Osgoode Hall. He was called to the bar in Ontario in 1967.

Mr. Scace sits on the boards of several companies, including Garbell Holdings Limited, Gardiner Group Capital Limited, Gerdau Ameristeel Corporation, Lallemand Inc., N.M. Davis Corporation Limited, Sceptre Investment Counsel Limited, Brompton Equity Split Corp. and as a director of a number of private companies within the Brompton Group of companies. He is President of the Canadian Opera Company and is a former Treasurer of the Law Society of Upper Canada. In addition to the above, at different times during the period 2000 to 2004, Mr. Scace served as a director of the following publicly-traded companies: The Canada Life Assurance Company and Canada Life Financial Corporation.

Scotiabank Board Details:
·	Director since March 25, 1997. Chairman since March 2, 2004.
·	Member of: Executive and Risk Committee and Human Resources Committee (Chair). Ex-officio member of Audit and Conduct Review Committee and Corporate Governance and Pension Committee.
·	Meets Share Ownership Guidelines
·	Independent

Gerald W. Schwartz, 63 Toronto, Ontario Shares: 100,000 DDSUs: 1,269	Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation, a diversified company with global operations in services, manufacturing and technology industries. He has a Bachelor of Commerce and LL.B. from the University of Manitoba and an M.B.A. from Harvard University.

In addition to serving on the boards of a number of Onex-controlled companies, Mr. Schwartz is also a director of Celestica Inc., Indigo Books and Music Inc. and Vice-Chairman and member of the Executive Committee of Mount Sinai Hospital. In addition, during the period from 2000 to 2004, Mr. Schwartz served as a director of the following publicly-traded companies: Loews Corporation and Vincor International Inc.

Scotiabank Board Details:
·	Director since May 26, 1999
·	Member of: Executive and Risk Committee
·	Meets Share Ownership Guidelines
·	Non-independent due to an overall business relationship with the Bank

Allan C. Shaw, C.M., LL.D., 62 Halifax, Nova Scotia Shares: 69,373 DDSUs: 13,386	Mr. Shaw is Chairman and Chief Executive Officer of The Shaw Group Limited, a manufacturer of residential and construction products and a real estate developer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2000, he was named a Member of the Order of Canada and, in 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw sits on the boards of a number of companies, including Canadian Policy Research Networks Inc. and GINI University Services Inc., of which he is also the Chairman. Mr. Shaw is past Chair of the Atlantic Provinces Economic Council and is Chair of the Nominating Committee of the Board of Governors of Dalhousie University. He is also Vice-Chairman of the QEII Hospital Capital Campaign. Mr. Shaw did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since September 30, 1986
·	Member of: Corporate Governance and Pension Committee (Chair) and Executive and Risk Committee
·	Meets Share Ownership Guidelines
·	Independent

Scotiabank 7

Paul D. Sobey, 47 Kings Head, Pictou County, Nova Scotia Shares: 16,000 DDSUs: 11,174	Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant.

Mr. Sobey sits on the boards of Empire Company Limited, Sobeys Inc., Emera Incorporated and Nova Scotia Power Incorporated and he is Chairman and director of Wajax Limited. Mr. Sobey did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since August 31, 1999
·	Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
·	Meets Share Ownership Guidelines
·	Independent

Barbara S. Thomas, 55 Belleair, Florida U.S.A. Shares: 194 DDSUs: 0	Ms. Thomas is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of Rayovac Corporation and the Blue Cross/Blue Shield Companies of Florida. In addition, at different times during the period from 2000 to 2004, Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and has held the positions of President of Warner-Lambert Consumer Healthcare Company and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997). She has also served as a director of Dial Corporation. Ms. Thomas did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since September 28, 2004
·	Member of: Audit and Conduct Review Committee
·	Has 5 years from the date of appointment to meet the Share Ownership Guidelines
·	Independent

Richard E. Waugh, 57 Toronto, Ontario Shares: 24,575 DSUs: 166,440	Mr. Waugh is President and Chief Executive Officer of the Bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s investment, corporate, international and retail banking areas. Mr. Waugh has a Bachelor of Commerce (Honours) from the University of Manitoba and a M.B.A. from York University. He is also a Fellow of the Institute of Canadian Bankers.

Mr. Waugh currently serves on the Boards of several of the Bank’s international subsidiaries. Mr. Waugh did not serve as a director of any other publicly-traded companies during the period from 2000 to 2004.

Scotiabank Board Details:
·	Director since March 25, 2003
·	Member of: Executive and Risk Committee
·	Meets Share Ownership Guidelines
·	Non-independent (President and CEO of the Bank)

Notes:

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	Senator Kirby and Mr. Schwartz both serve as directors of Indigo Books and Music Inc. Dr. Parr-Johnston and Mr. Sobey both serve as directors of Emera Incorporated and Nova Scotia Power Incorporated.

3.	Mrs. McDougall is a director of Stelco Inc., which, in 2004, entered into arrangements with its creditors.

Scotiabank 8

APPOINTMENT OF AUDITORS

The Bank Act provides that shareholders may appoint two firms of accountants as auditors of the Bank. During the five financial years ended October 31, 2004, PricewaterhouseCoopers LLP and KPMG LLP served as the Bank’s auditors. PricewaterhouseCoopers LLP and KPMG LLP or their predecessor firms have served continuously since 1988 and 1992, respectively, and have also served during various prior periods.

     Management proposes that PricewaterhouseCoopers LLP and KPMG LLP be re-appointed as auditors of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of the auditors to act until the close of the next Annual Meeting.

SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Appendix 1 are 9 proposals which shareholders of the Bank plan to raise at the meeting. These proposals relate to the following:

•	Closure of subsidiaries in tax havens;

•	A ceiling on executive compensation;

•	Director term limits;

•	Cumulative voting for the election of Directors;

•	Replacement of the stock option plan for executives with a restricted share program;

•	A report on policies, practices and strategies to reduce the risk impacts of climate change on the Bank’s business;

•	75% minimum support for Director candidates;

•	Resignation of Directors upon a change in principal occupation; and

•	Credit card operations policies.

     If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these 9 proposals.

Part III — CORPORATE GOVERNANCE

In accordance with the rules of the Toronto Stock Exchange (“TSX”), the Bank annually discloses information relating to its system of corporate governance. Details of the Bank’s corporate governance practices are described in Appendix 2 to this Management Proxy Circular. In addition, the mandates and activities of the Committees of the Board are described below in the Committee Reports. The Corporate Governance Policies and the committee charters are also available on the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the Bank’s Annual Information Form at www.sedar.com under the heading “The Bank’s Audit and Conduct Review Committee”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Bank’s corporate governance practices are regulated by a number of regulatory bodies and are influenced by evolving concepts of best practices. We have included three checklists in Appendix 2, one for each of the TSX Corporate Governance Guidelines, the New York Stock Exchange (“NYSE”) Corporate Governance Rules and the U.S. Sarbanes-Oxley Act of 2002, to demonstrate the Bank’s commitment to compliance. Overall, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.

Director Independence Standards

A majority of the Bank’s Directors are independent, as required by NYSE Corporate Governance Rules. To be considered independent under these rules, the Board must determine that a Director has no direct or indirect material relationship with the Bank. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced in Appendix 2.

     Based on the Bank’s independence standards, 12 or 80% of the Directors standing for re-election have been determined to be independent. The following nominees are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and Barbara S. Thomas. John T. Mayberry, Gerald W. Schwartz and Richard E. Waugh are not independent by these criteria.

Scotiabank 9

COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Members: Michael J.L. Kirby — Chairman, Ronald A. Brenneman (financial expert), M. Keith Goodrich, Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Ex-officio — Arthur R.A. Scace

     In fiscal 2004, the former Audit Committee assumed responsibility for conduct review matters. A new charter setting out the roles and responsibilities of this new Committee was developed to take into account applicable regulatory requirements, including the rules and regulations issued by the United States Securities and Exchange Commission (“SEC”) and the NYSE giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002, as well as best practices in today’s governance environment.

Financial Reporting

The Committee reviewed, and recommended for approval by the Board, the Bank’s audited annual consolidated financial statements and the related management’s discussion and analysis, financial releases and unaudited interim financial statements and related management’s discussion and analysis on a quarterly basis, and the Annual Information Form. The Committee reviewed with management and the external auditors the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting estimates.

Compliance and Internal Controls

The Committee is charged with ensuring that management has put in place a sound system of internal controls and the Committee reviews these controls. In fiscal 2004, there has been a significant effort to document the Bank’s existing, sound, internal control procedures as is required under the U.S. Sarbanes-Oxley Act of 2002. The Committee’s work also included reviewing the annual report of the Bank’s Group Compliance department, meeting with the Office of the Superintendent of Financial Institutions (“OSFI”) to discuss the results of OSFI’s supervisory review and with management to discuss management’s response to OSFI’s recommendations, reviewing the semi-annual report on litigation matters and meeting, at least quarterly, with the Bank’s internal and external auditors independent of management.

Internal and External Audit

The Committee met regularly with both the internal and external auditors to discuss controls, accounting policies and financial statements. The Committee reviewed the annual audit plan, annual budgets and quarterly reports of the Bank’s Chief Internal Auditor. The Committee also reviewed the annual audit plan, letters of engagement, fees and results of the report of the external auditors, as well as receiving and discussing confirmations of auditor independence. The Committee also discussed with management their response to any comments received from either the internal or external auditors.

Conduct Review

The Committee monitored the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations and in respect of the restriction on the use of confidential information.

     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2004.

Michael J.L. Kirby
Chairman

Corporate Governance and Pension Committee Report

Members: Allan C. Shaw — Chairman, C.J. Chen, N. Ashleigh Everett, M. Keith Goodrich, John C. Kerr, Elizabeth Parr-Johnston and Paul D. Sobey. Ex-officio — Arthur R.A. Scace

     In fiscal 2004, the former Corporate Governance Committee assumed responsibility for pension matters. A new charter setting out the roles and responsibilities of this new Committee was developed to take into account applicable regulatory requirements, including the rules and regulations issued by the TSX and NYSE as well as best practices in today’s governance environment.

Review of Corporate Governance Policies

In August 2004, the Bank’s Corporate Governance Policy was revised to bring into a single document a variety of the practices previously adopted by the Bank related to corporate governance. The Bank is a leader in corporate governance and has been recognized publicly as such.

Board and Committee Composition

In January 2004, the Bank adopted categorical independence standards in accordance with the rules of the NYSE. Those standards were applied to each Director and 12 or 80% were found to be independent, well exceeding the requirement of the NYSE. Similarly, the

Scotiabank 10

composition of each Board committee was reviewed for mix of skills and experience and compliance with regulatory requirements and, as is the Bank’s usual practice, rotations were made. The Board began the search for an additional director in anticipation of the retirement of Mr. Keith Goodrich from the Board in March 2005. In September 2004, Ms. Barbara Thomas joined the Board bringing with her strong experience in the retail sector and increasing the gender diversity of the Board.

Performance Assessment

The Committee conducts an annual assessment of its own performance and oversees the annual self-assessment processes of the other committees.

Pensions

The Committee oversees the administration of the Scotiabank Pension Plan, and monitors that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The Committee monitored and supervised the activities of the Pension Administration and Investment Committee and reviewed its reports. The Committee reviewed the report of the auditors of the fund.

     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2004.

Allan C. Shaw
Chairman

Executive and Risk Committee Report

Members: John T. Mayberry — Chairman, Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Gerald W. Schwartz, Allan C. Shaw and Richard E. Waugh

     In fiscal 2004, the former Executive Committee was reconstituted to become the Executive and Risk Committee and a new charter setting out the roles and responsibilities of this new Committee was developed. The Executive and Risk Committee acts as an advisor to executive management on highly sensitive or major strategic issues.

Risk Review

The Committee reviews and approves credit, investment and market risks that exceed management approval thresholds as set by the Board. The Committee regularly receives from management information on significant credits and discusses the overall risk profile of the portfolio. During the course of fiscal 2004, the Committee reviewed, monitored and approved risk related policies, procedures and standards as required by regulators.

     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2004.

John T. Mayberry
Chairman

Human Resources Committee Report

Members: Arthur R.A. Scace — Chairman, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire and Barbara J. McDougall

     Please see below for the Human Resources Committee Report on Executive Compensation.

     The membership of the Human Resources Committee changed in 2004. The following Directors (including some retired directors) served as members of the Committee in fiscal 2004: Sir Graham Day, Pierre J. Jeanniot, John T. Mayberry and Allan C. Shaw.

Scotiabank 11

Part IV — COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

Effective March 2, 2004, the Bank paid its non-employee Directors the following fees:

•	A board retainer of $30,000 per year and an additional dedicated board retainer of $70,000 per year paid in common shares or Directors’ Deferred Share Units (“DDSUs”);

•	A fee of $1,500 for each Board or committee meeting attended;

•	A retainer of $20,000 per year for the Chairman and $6,000 per year for members of the Audit and Conduct Review Committee;

•	A retainer of $10,000 per year for the Chairman and $3,000 per year for members of each other committee; and

•	A fee of $1,000 for each Regional Advisory Committee meeting attended.

     An Annual Retainer of $300,000 is paid to the Chairman of the Board. The Chairman does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the Bank, does not receive any fees for serving as a Director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business.

     Effective November 1, 2004, the Bank increased the retainer paid to the Chairman of the Audit and Conduct Review Committee to $30,000 per year. There have been no other changes to the March 2, 2004 fee structure detailed above for fiscal 2005.

     Prior to March 2, 2004, the Bank paid its non-employee Directors the following:

•	A board retainer of $30,000 per year;

•	A committee member retainer of $2,000 per year;

•	A fee of $1,500 for each Board meeting attended (a double fee was paid to Directors from out-of-town arriving the day before the meeting);

•	A fee of $1,000 for each committee meeting attended ($2,000 for committee chairs); and

•	A fee of $1,000 for each Regional Advisory Committee meeting attended.

Scotiabank 12

     Table 2 reflects compensation earned by Directors in respect of fiscal 2004. The amounts are actual amounts paid in respect of fiscal 2004 under both compensation arrangements described above (as applicable).

Table 2 — Directors’ Compensation for Fiscal 2004

					NON-				PORTION OF FEES TAKEN IN CASH OR
		DEDICATED	COMMITTEE	COMMITTEE	EXECUTIVE	BOARD	COMMITTEE		APPLIED TO COMMON
	BOARD	BOARD	CHAIRMAN	MEMBER	CHAIRMAN	ATTENDANCE	ATTENDANCE	TOTAL FEES	SHARES AND/OR
NAME	RETAINER	RETAINER	RETAINER	RETAINER	RETAINER	FEE	FEE	PAID	DDSUs
	($)	($)	($)	($)	($)	($)[1]	($)	($)
Ronald A. Brenneman	30,000	46,667	—	6,667	—	19,500	13,500	116,334	100% DDSUs
C.J. Chen	30,000	46,667	—	2,667	—	16,500	4,500	100,334	Dedicated Retainer in DDSUs Remainder in common shares
N. Ashleigh Everett	30,000	46,667	—	5,333	—	19,500	10,000	111,500	Dedicated Retainer in DDSUs Remainder — 50% DDSUs and 50% cash
John C. Kerr	30,000	46,667	—	4,667	—	18,000	11,500	110,834	100% DDSUs
Michael J.L. Kirby	30,000	46,667	13,333	3,333	—	19,500	20,500	133,333	100% DDSUs
Laurent Lemaire	30,000	46,667	—	4,667	—	19,500	20,500	121,334	Dedicated Retainer in common shares Remainder in cash
John T. Mayberry	30,000	46,667	7,333	1,333	—	15,000	20,000	120,333	100% DDSUs
Barbara J. McDougall	30,000	46,667	667	6,667	—	15,000	13,500	112,501	Dedicated Retainer in DDSUs Remainder — 25% DDSUs and 75% cash
Elizabeth Parr-Johnston	30,000	46,667	—	7,333	—	18,000	12,000	114,000	100% DDSUs
Arthur R.A. Scace	10,000	—	667	667	200,000	4,500	12,000	227,834	100% cash
Gerald W. Schwartz	30,000	46,667	—	2,667	—	13,500	13,500	106,334	Dedicated Retainer in DDSUs Remainder in cash
Allan C. Shaw	30,000	46,667	6,667	3,333	—	19,500	22,500	128,667	100% DDSUs
Paul D. Sobey	30,000	46,667	—	6,667	—	19,500	13,500	116,334	100% DDSUs
Barbara S. Thomas[2]	2,500	5,833	—	500	—	3,000	3,000	14,833	Dedicated retainer in common shares Remainder — 20% common shares and remainder in cash
TOTAL	372,500	565,837	28,667	56,501	200,000	220,500	190,500	1,634,505

Notes:

1.	Directors participated in a workshop with executive officers on June 28, 2004 and, with the exception of Messrs. Scace, Waugh and Ms. Thomas, received $1,500 for their attendance. This fee is included in the board attendance fees in the table above.

2.	Ms. Thomas was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on September 28, 2004.

3.	Mr. Goodrich, who is not standing for re-election as a Director, earned $110,334 during fiscal 2004 as follows: a Board Retainer of $30,000; a Dedicated Board Retainer of $46,667; Committee Member Retainer of $6,667; Board attendance fees of $16,500; and Committee attendance fees of $10,500.

Scotiabank 13

Board and Committee Attendance of Directors

Table 3 provides a summary of Board and Committee meetings held during fiscal 2004, which reflects meetings held by former and current committees and their respective members.

Table 3 — Board and Committee Meetings Held

Board	9
Audit Committee	4
Audit and Conduct Review Committee	3
Corporate Governance Committee	1
Corporate Governance and Pension Committee	3
Executive Committee	4
Executive and Risk Committee	6
Executive, Risk and Conduct Review Committee [1]	2
Human Resources Committee	5
Total number of meetings held	37

Notes:

1.	Management did not vote on any conduct review matters.

2.	Regional Advisory Committee Meetings were held in Vancouver (3) and Montreal (2).

     Table 4 provides a summary of attendance for Board and Committee members during fiscal 2004.

Table 4 — Summary of Attendance of Directors

	BOARD MEETINGS	COMMITTEE MEETINGS	% OF BOARD MEETINGS	% OF COMMITTEE
NAME	ATTENDED	ATTENDED	ATTENDED	MEETINGS ATTENDED
Ronald A. Brenneman	9 of 9	10 of 10	100	100
C.J. Chen	8 of 9	3 of 3	89	100
N. Ashleigh Everett	9 of 9	7 of 7	100	100
John C. Kerr	8 of 9	6 of 7	89	86
Michael J.L. Kirby	9 of 9	15 of 16	100	94
Laurent Lemaire	9 of 9	13 of 13	100	100
John T. Mayberry	9 of 9	15 of 15	100	100
Barbara J. McDougall	9 of 9	10 of 10	100	100
Elizabeth Parr-Johnston	8 of 9	9 of 10	89	90
Arthur R.A. Scace [1]	9 of 9	18 of 18	100	100
Gerald W. Schwartz	8 of 9	10 of 12	89	83
Allan C. Shaw	9 of 9	17 of 17	100	100
Paul D. Sobey	9 of 9	10 of 10	100	100
Barbara S. Thomas [2]	1 of 1	1 of 1	100	100
Richard E. Waugh [3]	9 of 9	8 of 8	100	100

Notes:

1.	Mr. Scace is an ex-officio member of the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee. Mr. Scace attended 3 Audit and Conduct Review Committee meetings and 1 Corporate Governance and Pension Committee meeting in his capacity as an ex-officio member. He attended 1 Corporate Governance Committee meeting and 2 Corporate Governance and Pension Committee meetings by invitation as well as 1 Human Resources Committee meeting by invitation prior to becoming Chairman of that Committee.

2.	Ms. Thomas was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on September 28, 2004. Ms. Thomas attended the September 28, 2004 Audit and Conduct Review Committee meeting and the Board meeting by invitation and was appointed a Director during the September 28, 2004 board meeting.

Scotiabank 14

3.	Mr. Waugh is not a member of any Board Committees except for the Executive and Risk Committee; he attended all other committee meetings as a management invitee.

4.	Mr. Goodrich, who is not standing for re-election, attended the following meetings during fiscal 2004: 8 of 9 board meetings and 7 of 7 committee meetings.

5.	Messrs. Day, Godsoe and Jeanniot, who did not stand for re-election at the March 2, 2004 annual meeting, attended the following meetings during the period of their appointment:

•	Sir Graham Day attended 3 of 3 board meetings and 7 of 7 committee meetings;

•	Mr. Godsoe attended 3 of 3 board meetings and 4 of 4 committee meetings; and

•	Mr. Jeanniot attended 3 of 3 board meetings and 6 of 6 committee meetings.

Directors’ Share Purchase Plan

To encourage share ownership by Directors, the Bank has a Directors’ Share Purchase Plan under which Directors can use some or all of their fees to buy Bank common shares at market prices.

Directors’ Deferred Stock Unit (DDSU) Plan

To further align the interests of Directors with those of other shareholders, under the DDSU Plan, in lieu of cash, Directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a Director of the Bank. The redemption value of a DDSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the Bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights.

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the Bank discontinued granting stock options to Directors.

Share ownership guideline

Effective March 2004, Directors are required to hold Bank common shares and/or DDSUs with a value not less than $300,000. Directors are expected to reach this level within five years.

Scotiabank 15

     Table 5 provides a breakdown of each Director’s current Bank common share and DDSU holdings. As at October 31, 2004, all Directors were above the target ownership level, with the exception of Ms. Thomas who was appointed to the Board on September 28, 2004. Ms. Thomas will have until September 2009 to reach the target ownership level and has elected to receive her $70,000 dedicated annual retainer in Bank common shares.

Table 5 — Directors’ Share Ownership

				TOTAL NUMBER OF	TOTAL VALUE OF
				BANK COMMON	BANK COMMON
		NUMBER OF BANK	NUMBER OF	SHARES AND	SHARES AND
NAME	FISCAL YEAR[1]	COMMON SHARES[2]	DDSUs/DSUs	DDSUs/DSUs	DDSUs/DSUs[3]
					($)
Ronald A. Brenneman	2004	24,091	11,748	35,839	1,419,224
	2003	23,300	8,276	31,576	1,033,798
C.J. Chen	2004	33,624	1,269	34,893	1,381,763
	2003	32,270	0	32,270	1,056,520
N. Ashleigh Everett	2004	12,308	6,353	18,661	738,976
	2003	12,308	4,048	16,356	535,495
John C. Kerr	2004	8,790	11,125	19,915	788,634
	2003	8,790	7,804	16,594	543,288
Michael J.L. Kirby	2004	2,459	12,135	14,594	577,922
	2003	2,446	8,206	10,652	348,746
Laurent Lemaire	2004	13,322	0	13,322	527,551
	2003	12,446	0	12,446	407,482
John T. Mayberry	2004	10,971	12,839	23,810	942,876
	2003	10,748	9,226	19,974	653,949
Barbara J. McDougall	2004	5,095	4,103	9,198	364,241
	2003	5,070	2,304	7,374	241,425
Elizabeth Parr-Johnston	2004	9,620	11,678	21,298	843,401
	2003	9,620	8,274	17,894	585,850
Arthur R.A. Scace	2004	14,081	10,018	24,099	954,320
	2003	13,968	9,716	23,684	775,414
Gerald W. Schwartz	2004	100,000	1,269	101,269	4,010,252
	2003	100,000	0	100,000	3,274,000
Allan C. Shaw	2004	69,373	13,386	82,759	3,277,256
	2003	68,440	9,532	77,972	2,552,803
Paul D. Sobey	2004	16,000	11,174	27,174	1,076,090
	2003	16,000	7,720	23,720	776,593
Barbara S. Thomas	2004	194	0	194	7,682
	2003	—	—	—	—
Richard E. Waugh[4]	2004	24,575	166,440	191,015	7,564,194
	2003	17,416	161,432	178,848	5,855,484

Notes:

1.	2003 balances have been adjusted for the effect of the April 28, 2004 stock dividend, which effectively resulted in the doubling of the outstanding number of Bank common shares and DDSUs/DSUs.

2.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

3.	The total value of Bank common shares was calculated as follows: for 2004, based on $39.60, the closing price of a Bank common share on the TSX on October 29, 2004; and for 2003, based on $32.74, the closing price of a Bank common share on the TSX on October 31, 2003, as adjusted for the impact of the stock dividend.

4.	Mr. Waugh participates in the DSU Plan for Officers.

Scotiabank 16

     Table 6 provides a breakdown of option grants made to Directors under the Director Stock Option Plan. Effective October 28, 2003, the Bank discontinued granting stock options to Directors. Each of the Bank’s current Directors, with the exception of Mr. Waugh (as he is an officer) and Ms. Thomas (who became a Director in 2004), received such option grants. Except as noted below, all such Directors continue to hold their options.

Table 6 — Director Stock Options

				VALUE OF
				UNEXERCISED OPTIONS
		EXERCISE PRICE	NUMBER OF	($)
DATE GRANTED	EXPIRY DATE	($)	OPTIONS GRANTED	(as at October 29, 2004)
March 9, 2001	March 9, 2011	20.950	6,000	111,900
December 10, 2001	December 10, 2011	24.675	4,000	59,700
December 6, 2002	December 6, 2012	24.400	4,000	60,800
			14,000	232,400

Notes:

1.	Mr. Goodrich, who is not standing for re-election to the Board, exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004. Mr. Goodrich holds 8,000 unexercised options with a value of $120,500.

2.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004. Dr. Parr-Johnston holds 8,000 unexercised options with a value of $120,500.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2004

The Board of Directors of the Bank has delegated to the Human Resources Committee responsibility for setting and implementing compensation policy for the Bank’s executive officers. This includes ensuring that overall compensation for executive officers is competitive in today’s market. This allows the Bank to attract, keep and motivate officers who have the relevant skills, knowledge, and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.

     The Committee has established five specific goals for the Bank’s executive compensation policy:

•	to attract and retain key personnel;

•	to reward executives for achieving strategic corporate objectives;

•	to motivate officers to act in the best interests of the shareholders;

•	to ensure that the Bank’s compensation for executive positions is competitive when compared with similar positions in comparable organizations in North America; and

•	to encourage talented personnel within the Bank to aspire to executive positions.

     The Committee engages two outside consulting firms to ensure that the Bank’s compensation is competitive. These consultants compare the total compensation offered for similar positions in various “comparator” groups of companies (companies of similar size and scope). For most executive roles the comparator group is primarily the larger Canadian banks. The comparator group for the Chief Executive Officer also includes certain Canadian and U.S. financial services companies, and other large corporate employers who may hire from the same pool of human resources.

     The Committee is made up of six of the Bank’s directors, none of whom are or have been officers of the Bank. The Committee met five times during the year and submitted its recommendations with respect to compensation for the Bank’s executive officers to the Board of Directors.

Executive Compensation

Total compensation for executives at the Bank, including the President and Chief Executive Officer, consists of base salary, annual incentive bonus, mid-term incentives and long-term incentives. The compensation framework is structured to provide executives with the opportunity for a competitive level of total compensation based on the Bank’s business results, both absolute and relative to comparator groups. Compensation programs are designed to provide average pay for average performance, but provide the opportunity for top quartile pay against our comparator groups when superior results are achieved. In determining the mix of cash (base salary and annual bonus) versus share-based compensation (stock options and RSUs/PSUs), consideration is given to the appropriate proportion of pay that should be at risk, based on the executive’s ability to affect the Bank’s results, as well as the compensation mix for similar positions in the Bank’s comparator groups. In fiscal 2003 and fiscal 2004, the

Scotiabank 17

Bank made changes in the mix of equity-based executive compensation to reduce the annual grant of options as a percentage of the Bank’s common shares outstanding. This shift in the mix between stock options and RSUs reduced the future dilutive effects of the issuance of stock options. More details on the components used to determine the compensation of the President and Chief Executive Officer are found later in this report under the heading: “President and Chief Executive Officer Compensation and Corporate Performance”.

Base Salary

Every year, the Committee reviews each executive officer’s salary as compared with the average base salaries for similar positions in the comparator groups, and recommends appropriate adjustments based on the officer’s experience, performance and leadership.

Annual Incentive Bonus

The Bank has several short-term incentive plans that provide annual bonuses to executive officers and employees if, for example, they achieve specific financial results or other goals for the year. The Human Resources Committee is responsible for approving these plans. The main plans are described below.

Scotiabank Incentive Pay Program

This broad-based plan rewards employees for contributing to the Bank’s success. The plan pays bonuses to all eligible employees (who do not participate in another annual incentive plan) based on the Bank’s return on equity and their individual performance.

Management Incentive Plan (MIP)

The MIP rewards officers, up to and including the President and Chief Executive Officer, for achieving specific results, both financial and non-financial, that directly increase shareholder value. Awards under the MIP are paid based on a broad range of criteria. Some are quantitative and some are qualitative, but all focus on achieving superior results.

     These criteria include:

•	achieving profit and earnings per share growth targets;

•	maintaining superior returns on both assets and shareholders’ equity;

•	meeting productivity and loan loss targets;

•	maintaining exceptional customer service and business ethics;

•	consistently meeting the Bank’s goal of being a superior employer; and

•	preserving the highest levels of safety and security, as determined by various regulatory and audit reviews.

     Based on the Bank’s results against absolute performance objectives, as well as performance relative to economic conditions and the performance of the larger Canadian banks, the Committee determines the funding level for the MIP pool. Individual incentive awards are based on individual and business unit contribution to the Bank’s success.

2004 Performance versus Target

In 2004, the Bank exceeded its financial performance targets.

CRITERIA	TARGET	ACTUAL
Return on Equity (ROE)*	Earn a return on equity of 16% to 19%	19.9%
Earnings per Share (EPS) Growth**	Generate year-over-year growth in earnings per common share of 10% to 15%	20.5%
Productivity***	Maintain a productivity ratio of less than 58%	56%

*	ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

**	EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding.

***	The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income.

Deferred Stock Unit (DSU) Plan

The DSU Plan provides senior officers a deferral opportunity that represents another link between the interests of senior officers and those of shareholders. Under the DSU Plan, senior officers may choose at the start of each fiscal year to allocate up to 100% of their MIP award into DSUs. When the MIP awards are determined following the end of the fiscal year, the amount will be converted to DSUs, based on the market price of Bank common shares on the notification date under the DSU Plan.

Scotiabank 18

     The DSUs accumulate additional units based on notional equivalents of dividends on the Bank’s common shares. They can be redeemed only when an officer ceases to be a Bank employee, and must be redeemed by the end of the year following the year in which the officer ceases to be a Bank employee. Their redemption value will be the market value of an equal number of Bank common shares.

Mid-term Incentive

Restricted Share Unit (RSU) Plan and Performance Share Unit (PSU) Plan

The RSU Plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interests between officers and shareholders of the Bank. This plan was in effect for awards made up to and including December 2003.

     Under the RSU Plan, selected officers receive an award of RSUs. The RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award. Termination of employment without cause within two years following a change of control accelerates vesting. For RSUs awarded in fiscal year 2004 (December 2003) and subsequent years, the redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date.

     In 2004, the Bank introduced the Performance Share Unit (PSU) Plan, a mid-term equity-based compensation plan that contains performance features, to ensure that mid-term incentive opportunities continue to focus on pay for performance and the alignment of executive compensation with shareholder interests. The PSU Plan is effective for awards made to eligible executives, including the Named Executive Officers, in December 2004.

     Awards made under the PSU Plan are comprised of time-based units and performance-based units. The proportion of the PSU award allocated to performance-based units increases to 50% performance-based, 50% time-based for executive officers, including the Named Executive Officers, in recognition of their ability to impact Bank results. Both the time-based units and performance-based units vest and are redeemable on the last day of the 35th month following the date of the award. Both types of units also accumulate additional units based on notional equivalents of dividends on Bank common shares. At the time the performance-based units vest, the number of performance-based units to be redeemed may increase, decrease or remain the same depending on the Bank’s performance over the three year period. The redemption value will be the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Termination of employment without cause within two years following a change of control accelerates vesting.

     For PSU awards made in December 2004, three year performance will be assessed based on two equally weighted performance measures: Return on Equity compared to target and relative Total Shareholder Return (TSR). Relative TSR is defined as the appreciation in share price plus dividends paid compared to the other major Canadian banks. Depending on actual performance against these two performance measures, the performance-based units may be reduced to zero or may increase by a maximum of 150%. Each year at the time that new PSU awards are approved, the Committee will also review and approve the performance measures to be applied for the new awards. More details on PSU awards made to the Named Executive Officers can be found in the Summary Compensation Table and the Performance Share Units (PSUs) Table.

Long-term Incentive

Stock Option Plan

The Stock Option Plan is designed to provide selected employees of the Bank, its subsidiaries, and affiliates with compensation opportunities that encourage share ownership and enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements.

     Under the Stock Option Plan, options are granted to eligible executives of the Bank and its subsidiaries and may include a tandem stock appreciation rights (“tandem SARs”) feature. The value of stock options granted each year is designed to maintain competitive pay based on the executive’s ability to affect the Bank’s results and their individual performance without consideration of the amount and terms of an executive’s existing options. Tandem SARs have been attached to options granted since 2002. A participant may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, a participant receives the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. If the option is exercised, the corresponding tandem SAR is cancelled.

The exercise price of each option will not be less than the closing price of Bank common shares on the TSX on

Scotiabank 19

the trading day prior to the grant date. The options vest over four years and expire after 10 years, subject to early expiration in certain circumstances, including death, retirement, and termination. Termination of employment without cause within two years following a change of control accelerates vesting. Options are not assignable, except in the event of death. The plan provides that no optionee may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding Bank common shares (on a non-diluted basis).

     General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.

     Outside of Canada, where local laws may restrict the granting of options, stand-alone stock appreciation rights (“SARs”) have been granted instead of options.

Retirement Benefits

Officers of the Bank have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $1,833 ($2,000 for officers retiring after 2004) per year of service.

     Certain officers participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for vice-presidents and $400,000 for senior vice-presidents.

     Early retirement pensions are paid, if the officer retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the officer’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the officer’s pension.

     For a discussion of the Named Executive Officer pension arrangements see “Executive Compensation — Retirement Benefits”.

Scotia Capital

The Scotia Capital incentive plans are structured to attract and retain top performers and relationship managers in this highly competitive business and to support the business strategy. Scotia Capital’s strategy focuses on client needs and solutions and requires significant teamwork between the relationship management and product functions in order to be successful.

     The Scotia Capital Annual Incentive Plan is designed to focus senior management on maximizing client profitability and return on equity and on creating a culture of teamwork. A bonus pool is funded for each of the four major businesses. Two of the bonus pools are funded based on profitability of the business line. The other two bonus pools are funded in relation to performance against their plan. While individual awards are discretionary, allocations are based on business unit results, individual contribution and market practice.

     Under the previous Scotia Capital Long-Term Incentive Plan, an incentive pool was created based on the profitability of Scotia Capital. The incentive pool could increase or decrease, based on actual performance against a risk-adjusted return on equity target. Notional units were allocated to selected employees at fiscal year end. Once the pool value was determined, 25% was paid in cash with the remainder invested in Bank common shares that vest in equal parts over three years. No further grants were made under this plan after fiscal 2002.

     A new incentive plan, the Scotia Capital Deferred Payment Plan, was introduced in respect of fiscal 2003. Under this new plan, a portion of an individual’s annual incentive payment, as determined by a specific formula, is deferred and converted to deferral units. The units accumulate additional units based on notional equivalents of dividends on Bank common shares. The units are payable in cash in equal installments over three years. Payment is based on the market value of an equal number of Bank common shares.

Executive Stock Ownership Guidelines

The Bank has minimum shareholding requirements for its executives (including share-based units such as DSUs, RSUs and beginning in December 2004, PSUs), proportionate to their base salary and position level, as follows:

•	President and Chief Executive Officer six times base salary;

•	Vice-chairs four times base salary;

•	Senior executive vice-presidents three times base salary;

Scotiabank 20

•	Executive vice-presidents two times base salary;

•	Senior vice-presidents one times base salary; and

•	Vice-presidents one times base salary (introduced during 2004).

     Vice-presidents have three years to meet the new stock ownership guidelines, as would a new executive. The Named Executive Officers have exceeded the minimum stock ownership guidelines.

     The Bank’s shareholding requirements contribute to the continued alignment of executive and shareholder interests.

President and Chief Executive Officer Compensation and Corporate Performance

In determining appropriate total compensation for the Bank’s President and Chief Executive Officer, the Committee follows a number of guiding principles. These principles are similar to those used when evaluating executive officer total compensation and focus on:

•	pay for performance; and

•	competitive market total compensation, both in terms of the form and mix of compensation (base salary, short-term incentive, mid-term incentive and long-term incentive) and the overall value.

     The components of total compensation for the President and Chief Executive Officer, and the manner in which they are reviewed and evaluated by the Committee, are similar to those of other executive officers, namely:

•	the financial performance of the Bank, particularly achieving specific profitability, earnings and growth targets;

•	maintaining superior returns overall on both assets and shareholders’ equity;

•	meeting productivity and credit quality targets;

•	maintaining exceptional customer service and business ethics;

•	increasing customer loyalty and satisfaction;

•	consistently being a superior employer; and

•	preserving the highest levels of safety and security across the Bank’s operations, as determined by various regulatory and audit reviews.

Given the significant impact the President and Chief Executive Officer has on short-term and long-term performance, outlined below is further explanation of the Committee’s assessment of Mr. Waugh’s performance in achieving financial objectives, as well as providing strong stewardship of the Bank’s three core businesses and overall leadership and strategic direction during the past fiscal year.

Financial Results

Under President and Chief Executive Officer Mr. Waugh’s leadership, the Bank achieved all of its performance goals in 2004. Targets for ROE, growth in earnings and productivity are described above. Net income reached a record $2,931 million in 2004 and the Bank’s ROE was an excellent 19.9%. The Bank also strengthened its balance sheet, with its Tier 1 capital ratio reaching 11.5%, among the strongest of all Canadian banks. In recognition of this capital strength as well as the high quality, diversity and consistency of earnings, one of the main credit rating agencies in North America, Standard & Poor’s, upgraded the Bank’s senior long-term debt rating to AA- in 2004.

     In addition, total returns to shareholders — which include dividends and appreciation in the price of common shares — were 25% this year. This success extended a consistent record of superior returns. Over the past five years, common shareholders have received an average annual total return of more than 22%.

Business line performance

The strength of these results was founded on the success of the Bank’s three core businesses — Domestic Banking, International Banking and Scotia Capital. Domestic Banking maintained a record of excellent customer service — in fact, the Bank was recently named as a leader in customer service among the major Canadian banks for the fifth straight year. Internationally, the Bank continued to enhance its position as a leading multinational bank, driven by solid growth in Latin America and the Caribbean, as well as improved profitability in Asia. Under Mr. Waugh’s stewardship, the Bank increased its ownership of Scotiabank Inverlat in Mexico, added new operations in China, accomplished an important acquisition in the Dominican Republic and initiated merger discussions with a bank in El Salvador (which were successfully completed in the first quarter of fiscal 2005). Scotia Capital deepened relationships with core clients and increased the overall return on equity from Canadian clients. As well, record earnings were achieved in several areas, including precious metals, foreign exchange and investment banking.

Leadership and strategy

The Committee recognizes that Mr. Waugh has effectively led the senior management team and has strengthened the Bank’s competitiveness and position for future growth opportunities.

Scotiabank 21

     Mr. Waugh, in conjunction with his executive team, established the following strategic priorities in 2004: building deeper, more profitable relationships with clients; effectively allocating human resources and capital; and leveraging the strengths in and across each of our core businesses. Mr. Waugh’s leadership of the execution of these priorities saw all areas of the Bank contribute to solid earnings in fiscal 2004 as noted above.

     The Bank, under Mr. Waugh’s leadership, also achieved strong results in employee satisfaction, which is surveyed each June. Almost 90% of employees participated from virtually every country in which we operate. This year employee satisfaction was 82%, an increase of two percentage points over last year.

     In his first year as Chief Executive Officer, Mr. Waugh successfully steered the Bank through a leadership change. This was also guided by the Board of Directors, in particular, Mr. Arthur R.A. Scace, Q.C., who has held the post of non-executive Chairman of the Board since the Bank’s 2004 Annual Meeting, and Mr. Peter C. Godsoe, who served as Chief Executive Officer through to Mr. Waugh’s appointment and Chairman of the Board before Mr. Scace.

Compensation

Mr. Waugh’s base salary in 2004 was increased to $1,000,000, effective December 2, 2003 to reflect his promotion into the role of President and Chief Executive Officer. The new base salary was intended to position Mr. Waugh at the median of the salary range of his peers — particularly in Canadian banking. For total compensation determination purposes, the Committee also considered the compensation of the leaders of U.S. regional banks and a select group of large Canadian industrial companies.

     Based on the Bank’s overall performance in 2004, the Committee awarded Mr. Waugh an incentive bonus equal to 160% of his base salary. In fiscal 2004 (December 2003), Mr. Waugh was awarded 257,552 options at an exercise price of $31.45, the market price at that time, and 85,851 RSUs. These awards position his combined mid-term and long-term incentive awards at approximately the median of his Canadian banking peers, reflecting his transition into the role of President and Chief Executive Officer.

     The details of mid-term and long-term incentive awards made in December 2004 can be found below in the Summary Compensation Table.

     This compensation package recognizes Mr. Waugh’s contribution to the Bank’s overall success and its strong position for future growth, as well as the achievement of all key performance targets. It was consistent with current practice among comparator groups, and competitive with positions of comparable complexity and responsibility. As such, the Committee believes that the total compensation received by Mr. Waugh in fiscal 2004 was appropriate.

Submitted by the Human Resources Committee:

Arthur R.A. Scace — Chairman
Ronald A. Brenneman
N. Ashleigh Everett
John C. Kerr
Laurent Lemaire
Barbara J. McDougall

Scotiabank 22

EXECUTIVE COMPENSATION

Table 7 provides a summary of compensation earned in respect of the last three fiscal years by each individual who served as the Chief Executive Officer during the year, the Chief Financial Officer, and the three most highly compensated policy-making executive officers of the Bank (the “Named Executive Officers”).

Table 7 — Summary Compensation Table

ANNUAL COMPENSATION
LONG TERM COMPENSATION
AWARDS
SECURITIES
				OTHER	UNDER	SHARES OR UNITS
		FISCAL		ANNUAL	OPTIONS	SUBJECT TO RESALE	ALL OTHER
NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	COMPENSATION	GRANTED	RESTRICTIONS	COMPENSATION
		($)	($)	($)[4]	(#)[8,9]	($)[5,8,9]	($)[6]
Richard E. Waugh President & CEO (President since January 2003, appointed President & CEO effective December 2, 2003)	2004 2003 2002	983,333 773,958 625,000	1,600,000[1] 1,200,000[1] 480,000[1]	10,729 20,103 20,245	230,768 257,552 205,944	76,923.08 PSUs based on $3,000,000 85,850.56 RSUs based on $2,700,000 33,811.48 RSUs based on $825,000	1,200 — 644
Peter C. Godsoe [7] Former Chairman & CEO (retired as CEO, continued as Chairman of the Board effective December 2, 2003, and retired as Chairman March 2, 2004)	2004 2003 2002	320,322 1,350,000 1,350,000	420,000[1] 2,600,000[1] 1,350,000[1]	142,201 112,335 56,158	— 333,864 491,800	— 119,236.88 RSUs based on $3,750,000 81,967.21 RSUs based on $2,000,000	414 1,200 1,200
Robert W. Chisholm [2] Vice-Chairman & President & CEO, Domestic Banking & Wealth Management	2004 2003 2002	725,000 704,167 625,000	825,000[1] 775,000[1] 650,000[1]	30,543 32,570 18,403	96,152 191,320 205,944	32,051.28 PSUs Based on $1,250,000 65,360.38 RSUs based on $1,875,000 33,811.48 RSUs based on $825,000	1,200 1,200 1,200
W. David Wilson [2,3] Vice-Chairman & Chairman & CEO, Scotia Capital	2004 2003 2002	275,000 275,000 275,000	1,645,000 600,000[3] 6,592,000[3]	— — —	153,848 117,808 —	61,025.64 DUs [3] based on $2,380,000 71,224.16 DUs [3] based on $2,240,000 —	1,200 1,200 1,200
Robert L. Brooks Senior Executive Vice-President, Treasury and Operations	2004 2003 2002	405,000 375,000 349,583	525,000[1] 450,000[1] 353,000[1]	6,560 9,712 —	48,460 62,000 106,968	16,153.85 PSUs based on $630,000 20,667.73 RSUs based on $650,000 17,622.95 RSUs based on $430,000	1,200 1,200 1,200
Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer	2004 2003 2002	450,000 450,000 423,750	450,000[1] 350,000[1] 460,000[1]	— — 458	57,692 71,544 106,968	20,512.82 PSUs based on $800,000 25,437.20 RSUs based on $800,000 17,622.95 RSUs based on $430,000	1,200 1,200 1,200

1.	In lieu of payment, Messrs. Waugh, Chisholm and Marwah each elected to allocate 100%, and Mr. Brooks elected to allocate 50%, of their 2004 Management Incentive Plan (MIP) bonus to receive DSUs under the DSU Plan. Based on a share price of $32.90 Mr. Waugh received 48,632.22 DSUs, Mr. Chisholm received 25,075.99 DSUs, Mr. Brooks received 7,978.72 DSUs and Mr. Marwah received 13,677.81 DSUs in lieu of payment of 2004 bonus. Messrs. Waugh, Godsoe, Chisholm and Marwah each elected to allocate 100%, and Mr. Brooks elected to allocate 40%, of their 2002 and 2003 bonuses to receive DSUs under the DSU Plan in lieu of payment based on share prices of $22.58 for 2002 and $23.45 for 2003. The aggregate holdings and value of DSUs as at October 31, 2004, not including DSUs received above in lieu of 2004 bonus, were: Mr. Waugh held 166,439.95 DSUs with a value of $6,591,022; Mr. Godsoe held 725,309.23 DSUs with a value of $28,722,246; Mr. Chisholm held 155,745.00 DSUs with a value of $6,167,502; Mr. Brooks held 57,737.64 DSUs with a value of $2,286,411; and Mr. Marwah held 92,239.64 DSUs with a value of $3,652,690. The number of DSUs include additional units allocated to reflect notional dividend equivalents. Details of the DSU Plan can be found in the Human Resources Committee Report on Executive Compensation.

Scotiabank 23

2.	For 2003, Mr. Chisholm’s and Mr. Wilson’s compensation arrangements were updated to reflect their broadened responsibilities and accountabilities with the Scotiabank Group. A one-time amount of $3,000,000 was allotted to each, which was in turn allocated to a combination of salary, long-term compensation and pension value. The 2003 amounts in the above table include $1,300,000 for Mr. Chisholm with the balance of $1,700,000 and the full $3,000,000 relating to Mr. Wilson represented by increased pension value. Refer to the Retirement Benefits section in this document.

3.	Commensurate with Mr. Wilson’s broadened responsibility within the Scotiabank Group, his annual total compensation reflects a blend of Scotia Capital based compensation and Bank compensation. For 2004 and 2003, $2,380,000 and $2,240,000, respectively, of Mr. Wilson’s annual incentive amount was awarded as 61,025.64 and 71,224.16 deferral units (“DUs”) under the Scotia Capital Deferred Payment Plan, described in the Human Resources Committee Report on Executive Compensation. DUs vest and are paid as to one-third in each of the three years following award and additional units are allocated to reflect notional dividend equivalents. Mr. Wilson’s aggregate holdings and value of DUs as at October 31, 2004, not including DUs received for 2004, were 73,402 with a value of $2,906,719. Pursuant to the terms of awards made prior to December 2003, payment of $2,469,000 included in the 2002 amount to Mr. Wilson is deferred and payable as to one-third at the end of each of the subsequent three fiscal years. In 2004 and 2003, $1,000,000 and $2,600,000, respectively, of Mr. Wilson’s total compensation was also allocated to increased pension value. Refer to the Retirement Benefits section in this document.

4.	Amounts in the Other Annual Compensation column may include director’s fees from subsidiaries, the value and/or the tax paid on the value of a Bank-provided car, financial planning and/or club memberships. For Mr. Godsoe, the 2004 amount included $34,240 for financial counselling services and the 2003 amount included $21,790 for legal services related to his retirement.

5.	PSUs and RSUs are awarded to recognize individual contribution with respect to prior fiscal year results. The 2004 value in the table reflects PSUs valued at the December 3, 2004 grant date. The PSUs granted and the RSUs granted previously vest and are redeemable on the last day of the 35th month following the grant date and additional units are allocated to reflect notional dividend equivalents. The aggregate holdings and value of RSUs at October 31, 2004 (not including any PSUs awarded in December 2004) were: Mr. Waugh held 155,396.44 RSUs with a value of $6,153,699; Mr. Godsoe held 347,218.50 RSUs with a value of $13,749,853; Mr. Chisholm held 135,042.24 RSUs with a value of $5,347,673; Mr. Brooks held 44,438.41 RSUs with a value of $1,759,761 and Mr. Marwah held 55,999.57 RSUs with a value of $2,217,583.

6.	Amounts under All Other Compensation represent the Bank’s contribution to the Employee Share Ownership Plan. These officers participate in this plan on the same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of common shares of the Bank or deposits with the Bank, and the Bank contributes to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions.

7.	Following his retirement as Chief Executive Officer on December 2, 2003, Mr. Godsoe continued as the executive Chairman until March 2, 2004 and was entitled to an annual salary of $600,000, and certain other compensation and benefits which were in place at the time he stepped down as Chief Executive Officer. In addition to the prorated amount of salary paid, the salary amount for 2004 includes payments in respect of accrued vacation pay. Mr. Godsoe was not eligible for stock option or PSU awards in December 2004.

8.	The figures shown in these columns for 2004 reflect stock options and PSUs granted, if any, in December 2004 to each Named Executive Officer with respect to the 2004 fiscal year. This change to the year in which stock option and PSU grants are reported in this Management Proxy Circular provides more current information regarding compensation decisions and is consistent with the reporting of annual bonus payments. As a result of this change effective in this Management Proxy Circular, the stock option and RSU awards granted in December 2003 have been reported in 2003 in this table. As well, the stock option and RSU awards granted to Mr. Chisholm in April 2003 have been reported in 2003 in this table. Also as a result of this change, the number of stock options and RSUs granted, if any, in December 2002 have been reported in 2002 in this table. Due to the change in reporting, the stock option and RSUs granted in December 2001 are not reported in this table. The following awards were granted in December 2001 in respect of the 2001 fiscal year: Mr. Waugh received 233,400 options and 28,368.79 RSUs based on $700,000; Mr. Godsoe received 620,000 options and 125,633.23 RSUs based on $3,100,000; Mr. Chisholm received 233,400 options and 28,368.79 RSUs based on $700,000; Mr. Brooks received 87,400 options and 4,052.68 RSUs based on $100,000; and Mr. Marwah received 87,400 options and 10,131.71 RSUs based on $250,000.

9.	The number of stock options and RSUs granted with respect to fiscal years 2003 and 2002, as well as the number of DUs awarded to Mr. Wilson in 2003, have been adjusted to reflect the effect of the April 28, 2004 stock dividend.

Scotiabank 24

Performance Share Units (PSUs)

Table 8 shows the number of PSUs that are performance-based units granted in December 2004 to each Named Executive Officer with respect to the prior fiscal year. For details of the PSU Plan, including the performance criteria and vesting terms, see — “Human Resources Committee Report on Executive Compensation — Mid-term Incentive”.

Table 8 — Performance-based PSUs Granted in Respect of the Last Financial Year

			ESTIMATED FUTURE PAYOUTS UNDER
		PERFORMANCE OR	NON-SECURITIES-PRICE BASED PLANS [2]
	SECURITIES, UNITS,	OTHER PERIOD UNTIL
	OR OTHER RIGHTS	MATURATION OR	MINIMUM	TARGET	MAXIMUM
NAME	(#)	PAYOUT	(#)	(#)	(#)
(A)	(B)	(C)	(D)[3]	(E)[3]	(F)[3]
Richard E. Waugh	38,461.54 PBUs [1]	November 30, 2007	0	38,461.54	57,692.31
Peter C. Godsoe	—	n/a	—	—	—
Robert W. Chisholm	16,025.64 PBUs [1]	November 30, 2007	0	16,025.64	24,038.46
W. David Wilson [4]	—	n/a	—	—	—
Robert L. Brooks	8,076.92 PBUs [1]	November 30, 2007	0	8,076.92	12,115.38
Sarabjit S. Marwah	10,256.41 PBUs [1]	November 30, 2007	0	10,256.41	15,384.62

1.	50% of the PSU award is allocated to performance-based units (“PBUs”) and 50% is allocated to time-based units. The total value of PSUs granted in December 2004 is shown in the Summary Compensation Table.

2.	Actual payouts will be based on the market value of an equal number of Bank common shares on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date. Depending on actual performance against the performance measures, the performance-based units (including accumulated dividend equivalent units) may be reduced to zero or may increase to a maximum of 150%.

3.	In addition to performance-based units, Named Executive Officers receive at grant an equal number of time-based units. Actual payouts for vested time-based units will be based on the market value of an equal number of Bank common shares (including accumulated dividend equivalent units) on the TSX on the trading day immediately preceding the first day of the Bank’s insider trading window following the vesting date.

4.	Mr. Wilson was not eligible for PSUs but received DUs under the Scotia Capital Deferred Payment Plan, as described in Note 3 to the Summary Compensation Table.

Stock Options

Table 9 provides details with respect to stock options granted to the Named Executive Officers under the Stock Option Plan in respect of fiscal 2004. For details of the Stock Option Plan see — “Human Resources Committee Report on Executive Compensation — Stock Option Plan.”

Table 9 — Option Grants in Respect of the Last Financial Year1

		% OF TOTAL		MARKET VALUE OF
		OPTIONS/SARs		SECURITIES
		GRANTED TO		UNDERLYING
	SECURITIES UNDER	EMPLOYEES IN	EXERCISE OR	OPTIONS ON THE
	OPTIONS GRANTED	RESPECT OF THE	BASE PRICE	DATE OF GRANT
NAME	(#)	FINANCIAL YEAR	($/SECURITY)	($/SECURITY)	EXPIRATION DATE
(A)	(B)	(C)	(D)	(E)	(F)
Richard E. Waugh	230,768	10.52%	$39.00	$39.00	December 3, 2014
Peter C. Godsoe	—	—	n/a	n/a	n/a
Robert W. Chisholm	96,152	4.38%	$39.00	$39.00	December 3, 2014
W. David Wilson	153,848	7.02%	$39.00	$39.00	December 3, 2014
Robert L. Brooks	48,460	2.21%	$39.00	$39.00	December 3, 2014
Sarabjit S. Marwah	57,692	2.63%	$39.00	$39.00	December 3, 2014

1.	The figures shown in this table represent the number of securities under options granted to each of the Named Executive Officers on December 3, 2004 in respect of fiscal 2004. This reflects a change effective with this Management Proxy Circular as described in footnote 8 to the Summary Compensation Table. As a result of this change in reporting, the number of securities under options granted in December 2003 are not included in this table and were not reported in last year’s table. The number granted in December 2003 with respect to fiscal 2003 and the percentage of total options/SARs granted to employees in December 2003 (adjusted to reflect the effect

Scotiabank 25

of the April 28, 2004 stock dividend) were: Mr. Waugh received 257,552 options which represented 9.10% of the total granted; Mr. Godsoe received 333,864 options which represented 11.80% of the total granted; Mr. Chisholm received 120,096 options which represented 4.24% of the total granted; Mr. Wilson received 117,808 which represented 4.16% of the total granted; Mr. Brooks received 62,000 options which represented 2.19% of the total granted; and Mr. Marwah received 71,544 options which represented 2.53% of the total granted. The exercise price of these options (adjusted to reflect the effect of the April 28, 2004 stock dividend) is $31.45. The expiry date of these options is December 5, 2013, except for Mr. Godsoe’s options which will expire on March 2, 2009 as a result of his retirement.

     Table 10 provides details of the exercise of options during fiscal 2004 and options held at fiscal year-end by the Named Executive Officers under the Stock Option Plan. The exercise price and number of options in the following table have been adjusted to reflect the effect of the April 28, 2004 stock dividend.

Table 10 — Option Exercises in the Last Financial Year and Financial Year-End Option Values

				* VALUE OF
				UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FY-END	AT FY-END
	SECURITIES ACQUIRED	AGGREGATE VALUE	(#)	($)
	ON EXERCISE	REALIZED	EXERCISABLE/	EXERCISABLE/
NAME	(#)	($)	UNEXERCISABLE	UNEXERCISABLE
(A)	(B)	(C)	(D)	(E)
Richard E. Waugh	7,054	128,912	1,567,952	38,090,021
			591,210	7,349,495
Peter C. Godsoe	—	—	4,457,950	106,660,865
			1,187,714	16,204,887
Robert W. Chisholm	178,282	2,900,142	320,210	5,633,614
			507,172	6,938,353
W. David Wilson	—	—	0	0
			117,808	960,135
Robert L. Brooks	36,000	664,920	372,942	8,003,138
			213,426	2,887,770
Sarabjit S. Marwah	52,762	1,325,524	520,104	11,540,105
			222,970	2,965,554

*	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 29, 2004, was $39.60.

Securities Authorized for Issuance under Equity Compensation Plans

Table 11 provides details of equity compensation plan information as at fiscal year end October 31, 2004.

Table 11 — Equity Compensation Plan Information

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
	NUMBER OF SECURITIES TO BE	WEIGHTED-AVERAGE EXERCISE	FUTURE ISSUANCE UNDER
	ISSUED UPON EXERCISE OF	PRICE OF OUTSTANDING	EQUITY COMPENSATION PLANS
	OUTSTANDING OPTIONS,	OPTIONS, WARRANTS AND	(EXCLUDING SECURITIES
PLAN CATEGORY	WARRANTS AND RIGHTS	RIGHTS	REFLECTED IN COLUMN (A))
	(A)	(B)	(C)
Equity compensation plans approved by securityholders	42,782,447	19.95	24,338,884
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	42,782,447	19.95	24,338,884

At the Annual Meeting held on March 2, 2004, shareholders approved that the total number of Bank common shares reserved for issuance under the Stock Option Plan be increased by an additional 8,000,000 Bank common shares. Subsequently, in accordance with the terms of the Stock Option Plan and the Director Stock Option Plan, during fiscal 2004, adjustments were made to the number of shares reserved for issuance and number of outstanding options, as well as the exercise price of outstanding options, to reflect the effect of the April 28, 2004 stock dividend.

Scotiabank 26

Retirement Benefits

Officers, including the Named Executive Officers, have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $1,833 ($2,000 for officers retiring after 2004) per year of service. The Bank has entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to certain executive officers, including the Named Executive Officers. For certain of these executive officers, excluding the Named Executive Officers, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 100% of the lesser of actual bonus and target bonus.

     For other executive officers, including the Named Executive Officers, the annual pension paid at normal retirement, from all Bank sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the best consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement. For Mr. Chisholm, the average bonus recognized for pension purposes will not be less than $775,000. For Mr. Wilson, the average bonus recognized for pension purposes will be the greater of 1) $775,000 and 2) the average bonus paid to other Bank Vice-Chairmen over the best consecutive five years of their bonus payout. For Mr. Wilson, a 10% reduction will apply to the annual compensation recognized for his pension for each year by which he retires prior to normal retirement.

     Early retirement pensions are paid if the executive officer retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive officer’s pension.

     If the employment of an officer, including a Named Executive Officer, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, the officer is entitled to a benefit, regardless of whether other vesting criteria have been met.

     Table 12 indicates the estimated annual pension that would be payable, from all Bank sources combined, to the Named Executive Officers.

Table 12 — Estimated Annual Pension at Retirement1,2

COMPENSATION RECOGNIZED
FOR PENSIONS	AGE 58	AGE 60	AGE 63
($)	($)	($)	($)
500,000	280,000	308,000	350,000
750,000	420,000	462,000	525,000
1,000,000	560,000	616,000	700,000
1,250,000	700,000	770,000	875,000
1,500,000	840,000	924,000	1,050,000
1,750,000	980,000	1,078,000	1,225,000
2,000,000	1,120,000	1,232,000	1,400,000
2,250,000	1,260,000	1,386,000	1,575,000
2,500,000	1,400,000	1,540,000	1,750,000

1.	An additional payment of 30% of final base salary is paid in the first year of retirement.

2.	For Mr. Wilson, an additional 10% reduction will apply to the annual compensation recognized for his pension for each year by which he retires prior to age 63.

     Messrs. Waugh, Chisholm, Wilson, Brooks and Marwah have 34, 18, 33, 36 and 25 years of service, respectively. Under the terms of the retirement agreements, and based on fiscal 2004 compensation, estimated annual pension benefits payable at normal retirement age are as follows: $1,375,080, $1,050,000, $735,000, $558,880 and $608,580, respectively.

     The cost of these future pension benefits is calculated each year by the Bank’s independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 16 of the 2004 consolidated financial statements. The 2004 annual service cost and total accrued pension obligation, respectively, for each Named Executive Officer as at October 31, 2004 are as follows: Mr. Waugh — $465,000, $15,874,000; Mr. Chisholm — $550,000, $10,226,000; Mr. Wilson — $240,000, $8,037,000; Mr. Brooks — $185,000, $6,885,000; Mr. Marwah — $173,000,

Scotiabank 27

$4,561,000. The annual service cost represents the value of the projected pension benefit, earned during the year. The total accrued pension obligation represents the value of the projected pension benefit, earned for all service to date.

     As a result of his stepping down as Chief Executive Officer of the Bank after 37 years service, Mr. Godsoe commenced receiving a pension benefit under his retirement agreement in December 2003. Mr. Godsoe’s annual pension benefit is $2,534,004, with an additional $405,000 paid in the first year of retirement only. The 2004 annual service cost and total accrued pension obligation, respectively, for Mr. Godsoe as at October 31, 2004 are $0 and $27,610,000. As well, in accordance with past practice, Mr. Godsoe continues to have access to certain office facilities and services and Bank supplied ground transportation that were available to him prior to his retirement.

SHARE PERFORMANCE GRAPH

As at October 31, 2004, the following graph shows changes over the past five-year period in the value of $100 invested in:

(1) Scotiabank’s common shares;

(2) the S&P/TSX Banks Total Return Index1; and

(3) the S&P/TSX Composite Total Return Index1.

Comparison of 5 Year Total Common Shareholders’ Return

FOR THE FINANCIAL YEARS	1999	2000	2001	2002	2003	2004
Scotiabank	100.00	133.33	138.28	148.99	218.79	272.79
S&P/TSX Banks Total Return Index[1]	100.00	140.25	138.53	144.39	199.92	233.67
S&P/TSX Composite Total Return Index[1]	100.00	134.41	97.50	90.01	114.17	132.58

1.	Scotiabank is one of the listed companies.

Note: The year-end values of each investment shown in the preceding graph are based on share price appreciation plus dividends reinvested.

Scotiabank 28

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Table 13 shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at December 1, 2004 to the Bank and its subsidiaries. The amounts exclude routine indebtedness (see note 7 after Table 14).

Table 13 — Aggregate Indebtedness

Aggregate Indebtedness ($)

	TO THE BANK OR ITS
PURPOSE	SUBSIDIARIES	TO ANOTHER ENTITY
Share Purchases	917,541	—
Other	1,897,514	—

Loans to buy Bank shares and for other programs

Table 14 shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank and for other purposes. The amounts exclude routine indebtedness (see note 7 after Table 14). Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

Table 14 — Indebtedness Under Securities Purchase Program and Other Programs

			LARGEST AMOUNT			FINANCIALLY ASSISTED
			OUTSTANDING			SECURITIES PURCHASES
			DURING THE			DURING THE
			FINANCIAL YEAR	AMOUNT		FINANCIAL YEAR
			ENDED	OUTSTANDING AS AT		ENDED
	INVOLVEMENT		OCTOBER 31, 2004	DECEMBER 1, 2004		OCTOBER 31, 2004
NAME AND PRINCIPAL POSITION	OF ISSUER		($)	($)		(#)
(A)	(B)		(C)	(D)		(E)
SECURITIES PURCHASE PROGRAM
President and CEO
Richard E. Waugh	Lender		387,517		383,205	—
Vice-Chairman
Robert W. Chisholm	Lender		348,676		329,272	—
Senior Executive Vice-President
Sarabjit S. Marwah	Lender		142,245		120,685	—
Executive Vice-President
Sylvia D. Chrominska	Lender		86,367		84,379	—
OTHER PROGRAMS
President and CEO
Richard E. Waugh	Lender		42,939		22,395	—
Vice-Chairman
Robert W. Chisholm	Lender		45,969		32,875	—
Executive Vice-Presidents
Alberta G. Cefis	Lender		86,656		75,444	—
Stephen D. McDonald	Lender	US$	1,300,000	US$	1,300,000	—
Luc A. Vanneste	Lender		225,000		225,000	—

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees and officers in Canada. Prior to March 1, 2001 the Bank had a general loan policy which enabled officers and employees of the Bank and its subsidiaries to borrow funds in order to buy securities in the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage.

Scotiabank 29

Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3¼% below customer mortgage rates for the first five years, 2¼% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2¼% below, 1¼% below and 1% below regular customer mortgage rates for those periods respectively). Automobile loans under the International Assignment Program for Expatriates are available on favourable terms. Under that policy, expatriate officers are eligible for loans for the purchase of up to two automobiles for personal use at a rate of ½% below Canadian prime rate (minimum rate of 4%).

3.	Scotiabank Classic VISA* accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold® VISA* accounts are available to employees, at customer interest rates. (*Visa Int./Lic. user The Bank of Nova Scotia, ®Registered Trademark of The Bank of Nova Scotia)

4.	For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

5.	For certain executive officers, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

6.	Loans and other extensions of credit to executive officers and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.

7.	The foregoing tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2005. The policy covers individual directors and officers in circumstances where the Bank is not able or not permitted to indemnify such individuals. The policy has a $50,000,000 limit and a $5,000 deductible per director with a maximum deductible on any one claim of $15,000. The annual premium for this coverage is $450,000.

NORMAL COURSE ISSUER BID

The Bank has filed a notice of intention to make a normal course issuer bid to enable it to purchase up to 50,000,000 Bank common shares. The notice provides that the Bank may purchase these shares between January 6, 2005, and January 5, 2006, at prevailing market prices in amounts and at times to be determined by the Bank. The purchases will be made on the TSX. Bank common shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Secretary of the Bank at the address set out below.

Scotiabank 30

ADDITIONAL DOCUMENTATION

Financial information relating to the Bank is provided in the Bank’s comparative financial statements and management’s discussion and analysis for the 2004 fiscal year. Additional information relating to the Bank is available at www.sedar.com or at www.sec.gov (in the SEC’s EDGAR filings section). A copy of the Bank’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request from the Secretary of the Bank at the following address:

Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario
M5H 1H1

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

/s/ Deborah Alexander

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
December 31, 2004
Toronto, Ontario, Canada

Scotiabank 31

     APPENDIX 1

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following 9 shareholder proposals and accompanying statements were submitted by 4 shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.

     Proposals No. 1 and 2 were submitted by Mr. Yves Michaud, 4765 Meridian Avenue, Montreal, Quebec, H3W 2C3. The proposals were submitted in French and translated into English by the Bank.

     Proposals No. 3 through 5 were submitted by the Association for the Protection of Quebec Savers and Investors Inc. (“APEIQ”), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the Bank.

     Proposal No. 6 was submitted by Real Assets Investment Management Inc., Suite 801, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3. The proposal was submitted in English and translated into French by the Bank.

     Proposals No. 7 through 9 were submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2. The proposals were submitted in English and translated into French by the Bank.

     The Board of Directors recommends voting AGAINST these proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these 9 proposals.

PROPOSAL NO. 1

It is proposed that the Bank proceed with the closure of its subsidiary or subsidiaries in tax havens.

Tax havens represent a serious threat to sound capitalism by facilitating tax evasion and scams, as well as illicit money laundering activities and other financial transactions conducted by criminal elements. Canadian taxpayers as a whole are affected by this situation. To encourage and participate freely in this practice as the banks do is depriving Canada and Federal States of revenues that would otherwise go to health, education, research and economic development. In April 2001, the OECD published a report on offshore centres, where they asked the member countries to “develop measures to counter the distorting effects of harmful tax competition on investment and financing decisions and the consequences for national tax bases”. Denis Desautels, former Auditor General of Canada, and Mrs. Sheila Fraser have moreover spoken on the serious problems related to the tax agreements entered into with the countries that practice harmful tax competition such as Barbados, the Bahamas and Bermuda.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1.

Shareholders rejected a similar proposal at the 2002 annual meeting.

     Tax structures are an integral part of a country’s overall economic framework and are an essential element of national sovereignty. Various incentives and other tax policies are often established by countries to attract and retain investment and are critical to the competitiveness of local economies. As a result, different rules are commonplace across many jurisdictions, and individuals and corporations will consider these differences with the very legitimate practice of tax planning in mind.

     The Bank has extensive international operations and we operate in all those countries in full compliance with national and international laws intended to detect and deter tax evasion, terrorist activity and organized crime. The Bank has always been diligent in establishing rigorous policies and procedures for both its domestic and international operations to address any potential inappropriate activities.

     Over 30 jurisdictions have made commitments around transparency and effective exchange of information since the OECD published the report named in the proposal. The Bank does not have subsidiaries or any other entities in those jurisdictions that are on the OECD’s current list of uncooperative tax havens. The countries referenced in this proposal — Barbados, Bermuda and the Bahamas — are not listed as uncooperative.

     Therefore, the Board believes the basis for this proposal is incorrect and its adoption would be inappropriate.

Scotiabank 32

PROPOSAL NO. 2

It is proposed that the Board of Directors of the Bank establish a salary ceiling for the senior officers of the Bank and of its subsidiaries, including all forms of remuneration and benefits.

The indecent remuneration of senior officers revolts tens even hundreds of thousands of shareholders who are powerless in witnessing a real scramble towards groundless enrichment, disconnected from the real progress of the corporation. Kenneth Galbraith writes in his latest book The Economics of Innocent Fraud: “The market-based environment relies on a myth for the greater benefit of a few insiders. Business executives are the only ones in control of their own salaries at unconscionable levels. In this world of dupes, the apathy of the market patrol, the powerlessness of shareholders, the conspiracy of interests and the incompetence of numerous financial experts are not likely to reverse this trend” [translation].

     Extravagant remunerations lead officers towards a permanent temptation of looking after their own personal interest before those of shareholders. Reports from so-called experts in remuneration, kept from the knowledge of shareholders, are shenanigans. Their interests are to agree with management like those of the members of the compensation committee. The first mandate of the members of the board of directors is to protect the interests of shareholders. They have, in this respect, the mandatory duty to end this wild race towards increasingly scandalous and provocative remunerations.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2.

The overall executive compensation policies of the Bank are designed to attract, keep and motivate officers who have the relevant skills, knowledge and abilities and ensures that compensation is aligned with Bank performance and shareholder interests.

     The Human Resources Committee — made up of independent directors — has responsibility for recommending to the Board an overall compensation strategy for the Bank and setting the compensation of executive officers. The Committee considers whether compensation is competitive based on market comparison information and whether it is appropriate based on the Bank’s overall financial performance and individual performance achievements. The Committee’s recommendations are submitted to the Board for approval. (Executive compensation is discussed in the Human Resources Committee Report in this Management Proxy Circular.)

     In a global, highly competitive and increasingly complex talent market, a salary ceiling would have a profound negative impact on the Bank’s ability to attract, keep and motivate the best talent. The Board feels that current executive compensation levels and programs are appropriate.

PROPOSAL NO. 3

It is proposed that Scotiabank limit the term of office of an independent director sitting on the Board of Directors, to a maximum of ten years.

The complexity of economic, technological and political contexts in which corporations evolve require a familiarization period for new directors. It is therefore normal that a director sit on a board of directors for a few years, after having acquired a solid understanding of the corporation’s challenges.

     Change is also part of the evolution of corporations. In this context, it is in the interest of companies to renew their board of directors on a regular basis by appealing to individuals who not only bring new proficiencies but can analyze the corporation’s challenges with a certain perspective. Warren Buffet, who has extensive knowledge of the way boards of directors work, has often denounced the spirit of compliance that exists in board rooms and has underlined the difficulties linked to the loss of directors’ objectivity and critical sense. The constant renewal of independent board members aims to counter the negative effects of a prolonged participation on the board of directors of a corporation, including the dulling of the sense of perception and analysis and the inhibition to express views that can be unpleasant to colleagues or executives.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3.

The Bank and the Board invest considerable time and effort in identifying potential directors, taking into account a broad range of factors in terms of an appropriate blend of skills, business expertise and geographic representation. The Bank’s current Board is made up of business and community leaders active on the regional, national and international scene. Each director provides the Bank with valuable insight and knowledge, which is essential given the scope and diversity of its operations.

     Directors who have served on the Board for an extended period of time are able to provide valuable

Scotiabank 33

insight into the operations and future of the Bank based on their experience and understanding of its history, goals and objectives. Arbitrary term limits would result in the loss of their valuable contribution to the Board.

     The Board believes that an ongoing process of director evaluation and education will ensure appropriate membership on the Board, without arbitrarily forcing the removal of valuable directors.

PROPOSAL NO. 4

It is proposed that Scotiabank implement cumulative voting for the election of board members, therefore giving minority shareholders a much more active role in the appointment of directors.

Electing members of a board of directors is one of the elementary rights of shareholders. Good governance codes adopted by various countries encourage the improvement of the processes of choosing and electing directors. Cumulative voting is a provision existing under Canadian law in order to promote the expression of the will of minority shareholders in the election process of directors of corporations. This procedure allows all votes or part of the votes held by a shareholder to be voted for one or several candidates to the various positions of director of a corporation. For the cumulative vote to be exercised by shareholders, a corporation must implement the procedure. In view of the responsibilities of the board of directors in guiding senior management and its duty as guardian of the interests of shareholders and of the corporation, it is critical that shareholders be able to participate much more actively in the choice of the directors of business corporations.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4.

Shareholders rejected similar proposals at the 2001 and 1998 annual meetings.

     The Bank, like most other major corporations, elects directors by providing that each common share (all of which each carry one vote) may be voted for as many candidates for director as there are directors to be elected. The Board believes that this system best ensures that directors will represent the interests of all shareholders, and not just a particular group.

     Cumulative voting, however, could seriously undermine this process. Cumulative voting means that each shareholder would have the right to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected, and the shareholders may cast all such votes in favour of one candidate or distribute them among the candidates in any manner they choose.

     The Board opposes cumulative voting because it would allow special interest groups to accumulate their votes, encouraging the election of directors to represent those same special interests. The current voting method better supports the election of directors committed to guiding the Bank in the best interests of all shareholders.

     Cumulative voting has been rejected by most major public corporations in Canada and the U.S., and their shareholders, and the Board believes it is not appropriate for Scotiabank.

PROPOSAL NO. 5

It is proposed that Scotiabank replace the stock option plan for executives with a restricted share program, the shares of which must be retained for at least two years.

Stock option plans must be eliminated as they have contributed to weakening the credibility of corporate compensation policies. These plans are inequitable for shareholders as a whole and it has been demonstrated that stock option plans are not compatible with long-term management.

     From the shareholders’ point of view, granting restricted shares will motivate the executives to manage as owners with a vision on more long-term objectives. Furthermore, senior executive compensation costs will be more easily identifiable in financial statements. It is important to grant restricted shares that must be retained for at least two years therefore requiring executives to hold them for a minimum period of time before trading them. This way, executives are less disposed to look for short-term profit and this is why many American corporations have chosen to replace stock option plans with restricted share programs.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5.

Shareholders rejected a proposal to eliminate stock option plans in 2003.

     The Board disagrees with the proposal and believes that stock options, in conjunction with other forms of compensation, are completely supportive of the long-term goals of the Bank. The Bank has always prudently managed its stock option program and, last year, shareholders voted to expand the inventory of options for use in the stock option program. Stock options are a valid

Scotiabank 34

and effective long-term compensation vehicle linking the interests of shareholders and option holders.

     Since 2003, the Bank has made changes to the mix of equity-based compensation, reducing the annual grant of options by approximately 50 per cent, with a corresponding increase in the value of mid-term incentive compensation through restricted share units (RSUs), which reduces the future dilutive effect of the issuance of stock options. In fiscal 2004, the Bank introduced a performance share unit (PSU) plan in lieu of RSUs for eligible executives to continue to focus on pay for performance and alignment with shareholder interests.

     To be clear, RSUs and PSUs are different than the “restricted shares” of this proposal. Unlike “restricted shares”, RSUs/PSUs are not actual grants of stock, but are notional units tied to the share price which accumulate dividend equivalents and are paid out upon vesting in cash.

     All executives are required to meet shareholding guidelines equal to a multiple of their base pay, reinforcing the notion of ownership and focus on long-term success of the Bank. Furthermore, minimum shareholding requirements for executives were increased in fiscal 2003 and expanded in fiscal 2004. However, the Bank believes it would be inappropriate to impose restrictions on executives’ shareholding positions once these ownership thresholds are met.

     The Board believes the compensation programs and, in particular, the fully transparent and responsible use of options, continue to be appropriately applied.

PROPOSAL NO. 6

It is proposed that the Board provide a report to shareholders, by October 1, 2005, disclosing current policies, practices and strategies to reduce the risk impacts of climate change on the Bank’s key business areas.

Global climate change is an emerging environmental problem with the potential to impact on the financial performance of companies across diverse sectors of the global economy. Under the authority of the Kyoto Protocol many countries, including Canada, are implementing regimes to regulate emission sources that contribute to climate change. In addition over half of US states are addressing climate change through legislation, lawsuits or programs initiated by governors. Meeting regulatory targets, and mitigating the impacts of climate change, will affect investments and returns. In order to exercise good governance and due diligence, companies who manage major portfolios or are engaged in financing projects, need systems and policies to assess the risks and liabilities, as well as the investment opportunities, associated with this evolving regulatory and environmental issue. Disclosure of risk management strategies provides shareholders’ assurance that the value of the company will be protected and enhanced over the long-term. We urge shareholders to vote FOR this resolution.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6.

The Bank has long been recognized for its strong corporate citizenship and ethical business practices. The Bank’s shares are among the top 10 holdings for several mutual funds that follow a “socially responsible” approach to investing, including a fund managed by the sponsor of this proposal, the Real Assets Social Impact Balanced Fund.

     In 2001, the Bank began issuing an annual public accountability statement, detailing the Bank’s progressive approach to its business practices and involvement in society, as well as its commitment to customers, employees, shareholders and the community — which includes our commitment to the environment. As well, the Bank has established a formal Corporate Social Responsibility (CSR) function, headed by a vice-president, to oversee the Bank’s efforts in this area.

     The Bank takes the issue of climate change very seriously and has mechanisms in place to ensure appropriate standards for all business dealings in Canada and internationally. Specifically, it is addressed through the Bank’s general environmental credit risk policies and the Board-approved Environmental Policy. Now that the Kyoto Protocol will be coming into force, the Bank is aware that greenhouse gas emissions will begin to measurably affect the financial results of companies. We are working with Environment Canada and the United Nations Environment Program FI to ensure the Bank has the proper level of understanding of this issue.

     At this time the Bank cannot predict the impact of the Kyoto Protocol on our businesses or those of our customers. As new regulations related to the Kyoto Protocol and climate change are developed, the Bank will monitor the impact on our business and those of our customers. We will also ensure that all necessary policies and procedures are implemented to meet all new requirements. Given this, and our ongoing disclosure on a full range of environmental issues, including climate change, in our Public Accountability Statement, the Board believes it is neither necessary nor in the interests of shareholders to produce an additional report to highlight the Bank’s practices and strategies in this area.

Scotiabank 35

PROPOSAL NO. 7

Candidates for Director must receive at least 75% support.

Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Bank Act: If fewer than seven Directors receive the support of 75% of the voting shareholders, then the required minimum of seven shall be determined by those who receive the most votes, in accordance with section 167 (1) of the Bank Act, even if more than 25% of voting shareholders have withheld their support.

Shareholder’s Explanation:

The Bank Act clearly intends that Directors should be chosen in contested elections. However, as long as standard corporate practice prevents truly-democratic elections, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation has a bylaw that requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors with only a “B” grade, the shareholders of this Bank should accept nothing less than an “A” standard. The Bank of Nova Scotia was grossly embarrassed last year when Gerald Schwartz kept his position as a Director, even though he was supported by only 61.3% of the voting shareholders. Mr. Schwartz had the worst attendance record of any Director of any major Canadian bank. Similar to Conrad Black, he relies on an undemocratic structure to control a publicly-traded company (Onex Corporation); he placed his wife on that company’s board of directors; and Onex’s financial results have been below standard for several years.

NOTE: The Bank is required by the Bank Act to include the foregoing shareholder statements in this Management Proxy Circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 7.

The Bank cannot implement this proposal as it is contrary to the Bank Act, the governing legislation of the Bank. The election of directors is governed by the requirements of the Bank Act. Section 167(1) of the Bank Act provides that “...the persons, to the number authorized to be elected, who receive the greatest number of votes at an election of directors of a bank shall be the directors thereof.” The Bank Act does not allow minimum voting thresholds in the election of directors. Nortel Networks Corporation is a corporation governed by the Canada Business Corporations Act, a statute which permits the voting regime that corporation has adopted.

     Finally, we believe current Bank Act requirements on the election of directors are appropriate and ensure a representative and high-quality board.

     For these reasons, the Board recommends voting against this proposal. As well we refer you to the important note above.

PROPOSAL NO. 8

Directors who change principal occupation shall resign.

Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, it shall be the policy of the Bank to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. The Board shall have the discretion to decline the resignation in the case of an individual who has already been given a major leadership position, such as chairing the Board itself or the Bank’s audit committee, in order to ensure continuity in a key role.

Shareholder’s Explanation:

Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the

Scotiabank 36

individual’s continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Bank in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 8.

The Bank’s Corporate Governance Policies, which are available to the public on the Bank’s web site, addresses this issue. A Director who makes a change in his or her principal occupation must immediately offer to resign from the Board. The resignation is first offered to the Corporate Governance and Pension Committee and then to the Board as a whole. This process gives the Board an opportunity to review the impact of the change on the individual Director’s role, as well as on the composition of the Board generally. In the context of this review, the Board then has the option of accepting or rejecting the offer of resignation.

     In evaluating candidates for the Board, the Board looks at far more than the candidate’s current principal occupation. The Board works to balance the mix of skill and experience on the Board, and believes existing practices are appropriate. Furthermore, if directors who change occupations are forced to resign, the Board may be required in certain circumstances to fill the vacancy with a person not elected by shareholders pending the next shareholders’ meeting, as the Board may do from time to time in the ordinary course. Therefore, the Board recommends that shareholders vote against this proposal.

PROPOSAL NO. 9

Fairness in credit-card operations.

In setting operating policies and dealing with disputes involving credit-card transactions, the Bank shall place the interests of its cardholder clients ahead of the concerns of merchants and others who receive payments through the credit-card system. If there are any policies in the international agreements with the credit-card operators that favour merchants over cardholders, the Bank shall use its best efforts to correct any policies that do not treat its retail clients fairly and equitably. In any situations that call for discretionary decisions, the Bank shall take the side of its cardholder clients, provided that the Bank has evidence that the cardholder’s side is reasonable.

Shareholder’s Explanation:

Some credit-card operating policies have favoured merchants over individual clients. In the competitive marketplace, it is unwise for the Bank to endanger its profitable credit-card business by neglecting the rights of its own clients. Merchants submitting claims for payment through credit-card accounts must be held to the highest possible standards.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 9.

The Board fundamentally disagrees with the statement that the Bank’s policies favour merchants over individual cardholders.

     The holders of credit cards issued by the Bank are important clients of the Bank. As well, the broad range of businesses that we serve — from very large companies to small and medium-sized enterprises — are also important clients, although we would note that the Bank does not provide VISA* merchant services. The Bank always works very hard to meet the needs of all clients. In the event of a dispute between clients — an individual credit cardholder and a business, for example — the Bank strives to protect and balance the interests of all parties to the VISA* credit card system, within the standardized rules of that system and applicable laws. In all instances, the Bank will apply the highest possible standards of service.

     (*VISA Int./ Lic. User The Bank of Nova Scotia).

Note: Discussion on withdrawn proposals

In addition to these 9 shareholder proposals, the Bank received 2 other proposals that were subsequently withdrawn following discussions with the Bank.

     A proposal was made by the APEIQ related to a prohibition on non-audit services by the Bank’s external auditors. In recognition of the Bank’s compliance with applicable regulatory requirements and the Bank’s current disclosure documents and practices respecting non-audit fees and services, this proposal has been withdrawn. Refer to Table 29 in the Annual Report, the Bank’s Audit and Conduct Review Committee section in the Bank’s Annual Information Form and the Principal Accountant Fees and Services section in the Bank’s Form 40-F. Each of these documents is available at www.sedar.com.

     A proposal was made by Mr. Verdun related to disclosure of voting by the Bank’s mutual funds.

Scotiabank 37

     Regulators in Canada are evaluating initiatives that would alter the regulatory regime surrounding the disclosure of voting guidelines and voting records of mutual funds. Specifically, National Instrument 81-106 is under consideration to address this issue. The Bank shall meet or exceed all standards set by regulators with respect to these issues of disclosure. This is part of our broader commitment to ensure that all of the Bank’s policies and procedures, including open and transparent disclosure, continue to reflect best practices in governance.

Scotiabank 38

APPENDIX 2

CORPORATE GOVERNANCE PRACTICES — SUMMARY

Statement of Corporate Governance Practices

Mandate and Duties of the Board of Directors

A strong, effective, independent Board of Directors plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The committees of the Board assist the Board in fulfilling its mandate.

     The Board’s mandate is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs, to maintain its strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. Each year, the Board evaluates the Bank’s strategy. It also reviews and approves policies, practices and systems in a number of areas including credit, market risk, investment, liquidity, structural, fiduciary, operational risk, capital management, internal control and corporate governance and monitors compliance to those policies. Another important function of the Board is the appointment of executive officers, including the Chief Executive Officer. The Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. It compares and measures results against previously established and approved plans, against performance in past years and against industry peers.

Composition of the Board

At the fiscal year end, the Bank’s Board of Directors numbered 16 members. These Directors include business and community leaders active at the regional, national and international levels, who provide an invaluable breadth of expertise. Overall, the size and composition of the Bank’s Board reflect the broad geographic reach of our customer base, and our diversified international operations. All Board members currently participate in at least one standing committee, and a portion of the membership of each committee rotates periodically. There are also regional advisory committees in the Quebec, British Columbia/Yukon, and Prairie Regions. They help Directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.

Accountability/Compliance

The accountability of the Bank’s Board is assured partly by the Bank’s strict compliance with the guidelines and rules of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and government regulations, and partly by the Bank’s own internal rules and standards. All Directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct.

     Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department ensures that new business initiatives and various internal compliance initiatives and programs are current with industry best practices and evolving market conditions. The compliance initiatives and programs include the Scotiabank Guidelines for Business Conduct, the Scotiabank Group Compliance Program and infrastructure (including the Groupwide Compliance Network, a network of compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.

Corporate Governance Regulation

The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. We have included below three checklists, one for each of the TSX Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the United States Sarbanes-Oxley Act, to demonstrate our commitment to compliance. Overall, the Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.

Scotiabank 39

DOES
THE
TSX GUIDELINES FOR			BANK
CORPORATE GOVERNANCE			ALIGN?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

1.	The board should explicitly assume responsibility for the stewardship of the Bank and for:		✓	•	The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and care of a reasonably prudent person.
				•	The Board’s mandate is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs, to maintain the strength and integrity of the Bank, and to oversee the Bank’s strategic direction, organizational structure and the succession planning of senior management.
				•	The Board examines its mandate each year in the context of preparing this report on corporate governance and reviewing the Bank’s Corporate Governance Policies.
				•	The Bank’s Corporate Governance Policies and charters for each of the Board’s Committees and the mandates for each of the Board of Directors, Committee Chairs and individual board members can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

	(i)	adoption of a strategic planning process;	✓	•	Strategic management oversight encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular scrutiny.
				•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank.
				•	New strategic initiatives are regularly brought to the Executive and Risk Committee and the Board.
				•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.

(ii)	identification of the principal risks of the Bank’s business and ensuring the implementation of market, appropriate systems to manage these risks;	✓	• •	The Board regularly obtains reasonable assurance that appropriate risk management processes and procedures are in place.
The Board approves all major policies, including the 10 risk management policies relating to credit, investment, liquidity, structural, fiduciary, operational risk, capital management, internal control and corporate governance required by the Canada Deposit Insurance Corporation (CDIC) Standards for Sound Business and Financial Practices.
				•	Risk exposure is identified and monitored through the Executive and Risk and Audit and Conduct Review Committees.
				•	Internal Audit reports at least quarterly to the Audit and Conduct Review Committee on the Bank’s control environment and procedures.
				•	The external auditors report annually on their internal control findings arising from their audit of the Bank’s annual consolidated financial statements.

	(iii)	succession planning, including appointing, training and monitoring senior management;	✓	•	The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the CEO position.
				•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.

	(iv)	a communications policy;	✓	•	In keeping with best practices and the Bank’s commitment to provide timely, accurate and balanced disclosure of all material information about the Bank, and fair and equal access to such information, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website.
				•	The Board is kept informed of all key issues and approves major disclosure documents, such as the Management Proxy Circular, the Annual Report, the annual and interim financial statements and related Management’s Discussion & Analysis, and the Annual Information Form.
				•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.
				•	Media and general public queries are usually referred to the Bank’s Public, Corporate & Government Affairs Department.
				•	Investor Relations and the Bank’s website provide information on the Bank to investors, customers and other stakeholders.
				•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.
				•	Branches are the first opportunity for customers to resolve complaints or ask questions. If branch managers are unable to resolve complaints, matters can be referred to the Office of the President. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.
				•	Customers may contact the Canadian Banking Ombudsman for an independent review.

(v)	the integrity of the Bank’s internal control and management information systems.	✓	• •	The Board requires management to maintain effective internal control and information systems.
The Audit Committee met four times and the Audit and Conduct Review Committee met three times last year, including at each quarter end. The Committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also meets independent of management at every meeting.
				•	The Bank’s Chief Auditor, as well as the external auditors, are invited to attend each Audit and Conduct Review Committee meeting and comment on the integrity of the control and information systems.

Scotiabank 40

DOES
THE
TSX GUIDELINES FOR		BANK
CORPORATE GOVERNANCE		ALIGN?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

2.	A majority of the directors should be “unrelated” (independent of management and free from any interest, business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Bank, other than interests and relationships arising from shareholding).	✓	•	Board and committee composition complies with all of the TSX Guidelines and the Bank Act provisions for affiliated directors.
			•	The relationships of directors, their spouses and minor children are included in the determination of the extent of the relationship with the Bank.
			•	88% of the Board is comprised of unrelated directors.
			•	One outside director, Mr. Gerald Schwartz, is an affiliated director due to an overall business relationship with the Bank.
			•	Mr. Richard Waugh, President and Chief Executive Officer of the Bank, is the only internal (and therefore, related) director.
			•	Affiliated directors are considered related directors (see 3, below).

3.	The board should be responsible for applying the definition of “unrelated director” to the circumstances of each individual director and for disclosing annually whether the board has a majority of unrelated directors and an analysis of the application of the principles supporting this conclusion.	✓	•	To assist the Board with its determination, all directors annually complete a detailed questionnaire about their business relationships and shareholdings.
			•	The Board is advised whether any director is affiliated as defined by the Bank Act or related as defined by the TSX Guidelines.
			•	The Board has determined that affiliated directors are to be considered related directors for the purpose of the TSX Guidelines. As of the date of this Management Proxy Circular, the total number of related directors is two.
			•	In fiscal 2004, three directors were determined to be affiliated under the Bank Act: Mr. Richard Waugh and Mr. Peter Godsoe (see below), who both held management positions, and Mr. Gerald Schwartz (see 2, above).
			•	Mr. Godsoe retired as Chairman on March 2, 2004.
			•	Each year, all directors must certify their compliance with the Bank’s Guidelines for Business Conduct, which include the requirement for directors to declare any material interest.
			•	More information about each of the directors, including other boards of which they are members, can be found under “Election of Directors” above in this Management Proxy Circular.

4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the board new nominees to the board and for assessing directors on an ongoing basis.	✓	•	The Corporate Governance and Pension Committee acts as the nominating committee for the Bank. This Committee’s mandate includes responsibility for proposing candidates as directors and ensuring the assessment of the performance of the Board, the committees of the Board and of individual directors.
			•	All members of the Committee are non-management directors and none are related directors under the TSX Guidelines.

5.	The board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.	✓	•	Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Pension Committee approves the content of the questionnaire and reviews the results with the Non-Executive Chairman. The Committee’s findings and recommendations and a summary of the survey results are provided to the Board.
			•	The self-assessment is strictly confidential to encourage full and frank commentary.
			•	Assessments of Board committees and individual directors are conducted each year, as well as peer to peer evaluations.
•	In 2004, the Board approved Corporate Governance Policies to further strengthen the Bank’s governance structure. The Corporate Governance and Pension Committee is responsible for reviewing these policies at least annually and recommending policy enhancements to the Board.

6.	An orientation and education program should be provided for new directors.	✓	•	New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Bank and Board policies and procedures, an overview of the Bank’s key business lines and organizational charts and copies of the Bank’s public disclosure documents. New Directors also receive a Corporate Governance Information book, which is updated each year and reissued to all Directors. The book includes information on:
• Board and senior management committees;
• Bank Act and other applicable legal requirements; and
• Insider trading and Guidelines for Business Conduct.
			•	New Directors meet with the President and Chief Executive Officer, and other executive officers as required.
			•	The Bank conducts ongoing information sessions for all Directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations.

Scotiabank 41

DOES
THE
TSX GUIDELINES FOR		BANK
CORPORATE GOVERNANCE		ALIGN?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	✓	•	The Bank’s goal is to attain the optimum size recommended by the Corporate Governance and Pension Committee, taking into consideration the need to staff four major committees, three of which must be composed of independent directors. Fifteen directors are proposed for election by shareholders on March 1, 2005, a size we believe is appropriate.
			•	The Corporate Governance and Pension Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.
			•	Shareholders elect the Board at the annual meeting.
			•	The Bank Act requires a minimum of seven directors, of which at least two-thirds must not be affiliated.

8.	The board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects responsibilities and risk involved in being an effective director.	✓	•	Director compensation is reviewed annually by the Corporate Governance and Pension Committee, which recommends any compensation changes to the Board. The Committee considers directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors.
			•	The Board approves any change to its fee structure or compensation components. In 2004, the Board’s compensation structure was revised based upon the Committee’s recommendation.
			•	Shareholders must approve any change to the aggregate appropriation for directors’ fees.
			•	Details on Director compensation can be found under “Compensation of Directors” in this Management Proxy Circular.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, such as the executive committee, may include one or more inside directors.	✓	•	In fiscal 2004, the Bank had two inside directors (Mr. Richard Waugh and Mr. Peter Godsoe). Mr. Godsoe retired as Chairman on March 2, 2004.
			•	All committees of the Board are comprised of non-management directors, with the exception of the Executive and Risk Committee, which has one management director, Mr. Richard Waugh.
			•	Committee chairs must be outside directors.
			•	The Audit and Conduct Review, Corporate Governance and Pension and Human Resources committees are comprised exclusively of unrelated directors.
			•	A majority of the members of the Executive and Risk Committee are unrelated.
			•	All outside directors are required to be a member of at least one committee.
			•	For details on each Committee’s activities, responsibilities and members, please see the Committee Reports in this Management Proxy Circular.

10.	The board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the Bank’s approach to corporate governance issues. This committee, among other things, would be responsible for the response to the TSX governance guidelines.	✓	•	The Corporate Governance and Pension Committee has responsibility for developing the approach to governance issues.
			•	A Corporate Governance Policy was developed in 2002, enhanced and re-approved by the Board in 2004.
			•	The Committee reviews the Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval.
			•	The Committee reviews all legislation related to corporate governance.

11.	The board, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management’s authority. The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	✓	•	The Board has approved mandates for the Board, the Non-Executive Chairman, committee chairs and individual directors. These mandates can be found on the Bank’s website in the Corporate Governance section.
			•	The Human Resources Committee has approved mandates for the position of the President and Chief Executive Officer and all Executive Officers of the Bank.
			•	These mandates and Board resolutions define the limits to management’s authority. The Bank Act outlines specific matters that may not be delegated by the Board; for example, declaring dividends.
			•	Each year, the Board approves the strategy and the specific financial objectives for the Bank.
			•	Specific roles and responsibilities of management are set out in all policies approved by the Board.
			•	Annually, the Human Resources Committee measures the performance of the CEO against predetermined short and long-term objectives, and the position’s mandate.
			•	The Board reviews the assessments made of other executive officers in achieving their business line or operational objectives.

Scotiabank 42

DOES
THE
TSX GUIDELINES FOR		BANK
CORPORATE GOVERNANCE		ALIGN?	GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director.” Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.	✓	•	Mr. Peter Godsoe retired as Chairman of the Board on March 2, 2004. Mr. Arthur Scace was appointed Non-Executive Chairman effective March 2, 2004.
			•	The Chairman is an independent, outside director who is not affiliated or related and is currently a member of the Executive and Risk and Human Resources Committees and ex-officio on the Audit and Conduct Review and Corporate Governance and Pension Committees.
			•	The Board-approved mandate for the Chairman can be found on the Bank’s website.
			•	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. These sessions are conducted at the beginning or end of the meeting, or both, if required.
			•	The Board Chairman chairs the independent Board sessions.

13.	The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	✓	•	The Audit and Conduct Review Committee is comprised exclusively of outside directors.
			•	The Audit and Conduct Review Committee Charter, as well as the charters for the other Board committees, outlines the Committee’s mandate, as well as the specific duties and responsibilities of the Committee.
			•	Committee Reports can be found in this Management Proxy Circular and the detailed mandates for all Board committees can be found on the Bank’s website.
			•	The external auditors report directly to the Audit and Conduct Review Committee. The external auditors attend each meeting of the Committee and meet with the members without the presence of management. The Committee reviews the Bank’s relationship with its external auditors, who also provide the Committee with ongoing assurance of their independence.
			•	The Committee approves the annual internal audit plan, reviews the mandate for the Audit Department and the position description for the Chief Auditor. The Chief Auditor also attends each meeting of the Committee and meets with the members without the presence of management.
			•	The Audit and Conduct Review Committee’s responsibilities under the Bank Act include a review and evaluation of the internal control procedures for the Bank.
			•	The Committee reviews and approves the Bank’s Internal Control Policy and the Board is kept aware of any material changes to the policy.

14.	The board should implement a system to enable an individual director to engage an outside advisor, at the Bank’s expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	✓	•	The Bank’s Corporate Governance Policies include a process for individual directors to engage the services of independent advisors or consultants at the Bank’s expense.
			•	Such engagements require the approval of the Chair of the Corporate Governance and Pension Committee.
•	The Audit and Conduct Review Committee Charter permits that Committee to engage outside advisors or consultants, at the Bank’s expense, as the Committee deems necessary, in order to discharge its duties.

Scotiabank 43

NYSE CORPORATE GOVERNANCE RULES	DOES THE BANK ALIGN?		GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The Board must affirmatively determine each director’s independence and disclose those determinations.	✓	•	The Board has adopted standards for director independence. The text of these standards appear below, and a copy can be found on the Bank’s website in the Corporate Governance section.
		•	The Board has considered the relationship of each non-management director to the Bank and has made a determination in respect of each director’s status under the adopted standards.
		•	The following non-management Directors have been determined not to be independent: Mr. John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer) and Mr. Gerald W. Schwartz (due to an overall business relationship with the Bank).

A majority of the directors must be independent.	✓	•	A majority of directors are independent.
		•	Following the Bank’s annual meeting, and assuming the proposed directors nominated in this Management Proxy Circular are elected, 12 of 15, or 80% of directors will be independent.

Non-management directors must meet at regularly scheduled executive sessions without management.	✓	•	At each meeting of the Board and Board committees, time is specifically scheduled for independent discussion without management present. These sessions are held at the beginning or the end of each meeting, or both, if required.
		•	Mr. Scace serves as Chair of these sessions. Interested parties who wish to correspond directly with the non-management Directors may use the following contact information: Mr. A.R.A. Scace, Chairman, The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1.

There must be a nominating/corporate governance committee composed entirely of independent directors.	✓	•	The Corporate Governance and Pension Committee also acts as the nominating committee for the Bank and is composed entirely of independent directors.

The nominating/corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	• •	The duties and responsibilities of the Corporate Governance and Pension Committee are described under Committee Reports and a copy of the Committee’s charter can be found on the Bank’s website in the Corporate Governance section.
The Committee’s performance is evaluated annually.

There must be a compensation committee composed entirely of independent directors.	✓	•	The Human Resources Committee acts as the compensation committee for the Bank and is composed entirely of independent directors.

The compensation committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	• •	The duties and responsibilities of the Human Resources Committee are set out in the Committee charter, which can be found on the Bank’s website in the Corporate Governance section.
The Committee’s performance is evaluated annually.

The audit committee must have a minimum of three members all of whom must be independent.	✓	•	The Audit and Conduct Review Committee currently has seven members, all of whom are independent under the NYSE Corporate Governance rules and under the rules of the United States Securities Exchange Act. Mr. Goodrich is retiring from the Board and is not standing for re-election. Accordingly, following the Annual Meeting on March 1, 2005, the Audit and Conduct Review Committee will have six members, all of whom are independent.

The audit committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	• • •	The duties and responsibilities of the Audit and Conduct Review Committee are set out in the Committee Charter, which can be found on the Bank’s website in the Corporate Governance section.
The Committee’s performance is evaluated annually.
The Audit and Conduct Review Committee’s Report can be found in this Management Proxy Circular.

The Bank must have an internal audit function.	✓	•	The Bank has an internal audit department that oversees the integrity of internal processes and controls.

The Bank must adopt and disclose corporate governance guidelines.	✓	•	The Bank has adopted Corporate Governance Policies. These policies can be found on the Bank’s website in the Corporate Governance section, and are available in print to any shareholder upon written request to the Secretary of the Bank.

The Bank must adopt and disclose a code of business conduct and ethics.	✓	•	The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. They have been in place for many years and apply to all directors, officers and employees of the Bank.
		•	The Bank’s Guidelines for Business Conduct can be found on the Bank’s website in the Corporate Governance section and are available in print to any shareholder upon written request to the Secretary of the Bank.
		•	Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in 2004.

Scotiabank 44

SARBANES-OXLEY ACT AND RELATED UNITED STATES REQUIREMENTS	DOES THE BANK ALIGN?		GOVERNANCE PROCEDURES FOR THE BANK OF NOVA SCOTIA

The CEO and CFO must certify, among other things, that the financial statements contained in the Bank’s annual report filed with the SEC fairly present the financial condition and results of operations of the Bank.
✓	• •	The Bank prepares and files annually the required CEO and CFO certifications.
The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

The CEO and CFO must certify, among other things, that the Bank’s annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Bank.
✓	• •	The Bank prepares and files the required CEO and CFO certifications.
The Bank has formal due diligence and other procedures designed to ensure that all material financial information is included in its Annual Report filed with the SEC.

The Bank must disclose the CEO and CFO’s (i) conclusions on the effectiveness of the Bank’s disclosure controls and procedures; and (ii) any changes to internal controls which had or are reasonably likely to have a material impact on internal control over financial reporting.
✓	• •	As part of the certification process relating to the Annual Report filed with the SEC, including the Consolidated Financial Statements, the CEO and CFO certify that they are satisfied with the effectiveness of the Bank’s disclosure controls and procedures.
In fiscal 2004, there were no changes to internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

The Bank must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Bank’s public disclosures.	✓	•	The Bank has disclosure controls and procedures designed to ensure all material information is accumulated and communicated to senior executives of the Bank and to the Bank’s Disclosure Committee.

The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.	✓	•	The Scotiabank Guidelines for Business Conduct serve as the Bank’s code of ethics. They have been in place for many years and apply to all directors, officers and employees of the Bank.
		•	The Bank’s Guidelines for Business Conduct can be found on the Bank’s website in the Corporate Governance section.
		•	Amendments to the Scotiabank Guidelines for Business Conduct and waivers, if any, for directors and executive officers will be disclosed on the Bank’s website. There were no waivers granted in 2004.

The Bank must disclose the identity of the financial expert on the Audit Committee.	✓	•	All of the members of the Audit and Conduct Review Committee are financially literate, and one or more members of the Committee meet the definition of a financial expert.
		•	The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.	✓	•	The Audit and Conduct Review Committee has established policies and procedures for pre-approval of audit and permitted non-audit services.

The Bank must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.	✓	•	The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns. This policy contains procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls and auditing matters and for the confidential, anonymous submission by employees of concerns relating to such matters.

The Bank must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.	✓	•	The Bank has adopted a Policy for Raising Accounting, Internal Accounting Control, or Auditing Matter Concerns to protect employees wishing to raise such an issue.

The Bank must restrict lending to any of its directors or executive officers.	✓	•	The Bank has adopted lending guidelines related to directors and executive officers that comply with the requirements of the Sarbanes-Oxley Act.

Scotiabank 45

Director Independence Standards

A majority of the Bank’s directors are independent, as required by current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•	the director is, or has been within the last three years, an employee of the Bank, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank;

•	the director has received, or an immediate family member of the director has received (except for employee service other than as an executive officer), during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the Bank, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (for application of this standard to independence of audit committee members, the amount received is more than Cdn$75,000);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Bank’s audit within that time;

•	the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is (i) ‘‘affiliated’’ with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada) or (ii) ‘‘related’’ to the Bank under the TSX Guidelines for Corporate Governance.

An ‘‘immediate family member’’ includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2. In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an ‘‘affiliated’’ person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

The Board will annually review the commercial, charitable and other relationships of directors. Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the Board. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial

Scotiabank 46

despite the fact that it does not meet the categorical standards set forth above.

     On November 30, 2004, the Board of Directors determined that 12 of 15 nominees proposed for election as directors are independent under the above standards. Based on these criteria, the following directors are independent: Ronald A. Brenneman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, The Honourable Michael J.L. Kirby, Laurent Lemaire, The Honourable Barbara J. McDougall, Elizabeth Parr-Johnston, Arthur R.A. Scace, Allan C. Shaw, Paul D. Sobey and

Barbara S. Thomas. The following directors are not independent: John T. Mayberry (due to a prior interlocking corporate relationship with a Bank executive officer), Gerald W. Schwartz (due to an overall business relationship with the Bank) and Richard E. Waugh (due to his position as President and Chief Executive Officer). The Bank believes that directors who do not meet the independence standards make valuable contributions to the Board and the Bank by reason of their experience and knowledge.

Scotiabank 47

44 KING STREET WEST

TORONTO, ONTARIO

CANADA M5H 1H1

www.scotiabank.com

™ Trademark of The Bank of Nova Scotia.